20170138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: NextEra Energy, Inc.
Incoming letter dated December 19, 2016

Dear Mr. Dye:

This is in response to your letters dated December 19, 2016, January 10, 2017 and January 20, 2017 concerning the shareholder proposal submitted to NextEra by Myra K. Young. We also have received letters on the proponent's behalf dated December 23, 2016, January 15, 2017 and January 22, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NextEra Energy, Inc.
Incoming letter dated December 19, 2016

The proposal requests that the board amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that NextEra may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that NextEra's policies, practices and procedures compare favorably with the guidelines of the proposal and that NextEra has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if NextEra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 22, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the January 20, 2017 letter, submitted to the Securities and Exchange Commission (SEC) by NextEra Energy, Inc. ("NEE" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my wife's shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting. That letter updated the Company's initial request dated December 19, 2016.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

NEE's Most Recent Objections

Public Fund Exclusivity

While is appears the Company has dropped its prior objections based on prior no-action letters, NEE continues to mischaracterize the proposal as ensuring that "public pension funds may form a nominating group without having to gain the support of any other stockholder."

That is nonsense. As we have stated repeatedly, the "most likely funds to use proxy access are pension funds. We have never said or written that proxy access will be exclusively used by public pension funds." As we noted in our last letter, "other institutional investors, especially SRI funds, and individual investors are likely to join in, especially if group nominating limitations are increased or eliminated."

Large mainstream indexed mutual funds have never filed a shareholder proposal and are unlikely to invoke proxy access. They mostly compete in the market based on low costs. Anything they spend on a proxy access campaign would give passive competitors an advantage, since any benefit derived from such a campaign would accrue to all shareholders but expenses would only be incurred by activists. Additionally, such funds have a potential conflict of interest, since they compete with each other for contracted retirement services. Many corporate managers would prefer not to hire activist funds that are more likely to vote against their individual interests.

NEE's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy. The amendment would make proxy access a real possibility, not just an illusion.

Implementation Would Not Enhance Usability

Again, the Company boldly asserts, the impact of the proposal would be "marginal at best, and establishes that the Company's existing aggregation limit compares favorably with the proposal by the Proponent." Although the Proponent has shown how 31 public pension funds might have an ownership position totaling 2.98% of the Company's outstanding common stock, "an aggregation limit of 40 or 50 would not enable public pension funds to meet the 3%/3 year minimum ownership requirement."

However, as indicated above, we do not seek limit participants to public pension funds. We simply assert public funds appear most likely to form the core of investors invoking proxy access. Looking at other shareholders of NEE, Amalgamated Bank, founded and principle owned by labor unions, has a FactSet activist score of 4, having been involved in 13 activist campaign. They own 0.01% of NEE and seem likely to join in proxy access.

Reaching below 0.01% holders, it should be feasible to get to 3% with additional activists primarily involved in the SRI segment of the market, such as Neuberger Berman, Baldwin Brothers, Northstar Investment Management, Clean Yield Asset Management. So, that is one possible path to implementation with 35 shareholders. Of course, a threshold of 50 shareholders would be easier to meet and would facilitate participation by even smaller long-term shareholders who may have smaller holdings but may be willing to put in the work of assembling and representing a group.

What the Company terms "marginal" can obviously be the difference between bylaws that can be implemented and those that cannot. The margins of space shuttle missions are also very small.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g).

Based on the facts, as stated above, NEE has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that NEE may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

Attachment

cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 20, 2017

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NextEra Energy, Inc.—Shareholder Proposal of Myra K. Young

Ladies and Gentlemen:

We are writing in response to the Proponent's letter dated January 15, 2017, relating to her proposal to amend the Company's proxy access bylaw. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our letter to the staff dated December 19, 2016.

The Proponent argues, in effect, that the essential objective of an aggregation limit is to assure that public pension funds may form a nominating group without having to gain the support of any other stockholder. This objective is essential to the usability of proxy access, the Proponent argues, because only public pension funds have demonstrated a willingness to utilize proxy access, as demonstrated by their willingness to submit shareholder proposals under Rule 14a-8.

The Proponent's argument is flawed in two significant respects. First, the Company's proxy access bylaw is not designed to favor any class of investor over any other class of investor. The Company's proxy access bylaw allows any stockholder, regardless of the class with which it identifies, to form a nominating group with any other stockholder(s). The essential objective of the bylaw, including the aggregation limit, is to assure reasonable access to the nominating process by any stockholder or group of stockholders who meet the requirements of the bylaw and who share a desire to nominate one or more identified candidates. Whether any particular class of stockholder finds it more or less difficult to form an exclusively intra-class group is irrelevant to the essential objective of proxy access or an aggregation limit.

Second, even if the essential objective of an aggregation limit were to assure that public pension funds may nominate candidates without the support of any other stockholder(s), the Proponent's own data demonstrate that the Proposal would not achieve that objective. According to the Proponent, the Company's stockholders include 31 public pension funds and members of the Council of Institutional Investors, who own a total of 2.98% of the Company's outstanding common stock. Assuming the Proponent's data is correct, and assuming further that all 31 investors of these investors have owned their shares for at least three years, an aggregation limit of 40 or 50 would not enable public pension funds to meet the 3%/3 year minimum ownership requirement. Moreover, again according to the Proponent's data, the 20 pension funds with the largest holdings of the Company's common stock own a total of 2.81% of the shares outstanding. Accordingly, increasing the aggregation limit to 40 or 50 would add only 0.17% of the outstanding stock to the potential intra-class group, assuming that all 11 additional pension funds were willing to join a nominating group. This impact is marginal at best, and establishes that the Company's existing aggregation limit compares favorably with that proposed by the Proponent.

We continue to believe that the Proposal may be excluded from the 2017 Proxy Materials under Rule 14a-8(i)(10). If you have any questions or need additional information, please feel free to contact me at (202) 637-5737 or Alan.Dye@hoganlovells.com.

Sincerely,

Alan J. Dye

Alan L. Dye

cc: John Chevedden
Scott Seeley, NextEra Energy, Inc.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 15, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the January 10, 2017 letter, submitted to the Securities and Exchange Commission (SEC) by NextEra Energy, Inc. ("NEE" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my wife's shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting. That letter updated the Company's initial request dated December 19, 2016.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

NEE's Most Recent Objections

NEE's most recent objections appear fall into the following two categories:

1. Rule 14a-8(i)(10) does not require that a company substantially implement a change requested by a shareholder proposal in order to to obtain a no-action letter under (i)(10).

2. Implementation of the proposal would not enhance the usability of proxy access.

I address each objection in turn.

Substantial Implementation Not Required

The Company cites, for example, *Borders Group* (Mar. 11, 2008), claiming "'the company had a bylaw that allowed holders of 25% of the outstanding stock to call a special meeting, subject to certain procedural requirements, and the shareholder proposal requested that the company amend its bylaws to impose 'no restriction… compared to the standard allowed by applicable law.' The staff deemed the proposal to have been substantially implemented even though the company took no action to amend its bylaw."

The Company misstates the facts. In 2007 bylaws of the Borders Group made no provision to allow shareholders to call a special meeting. Mr. Steiner made a request they do so. His shareholder proposal was presented and voted on at the May 2007 annual meeting. Since Borders took no apparent action, Mr. Steiner again submitted a proposal on January 18, 2008.

That same day, on January 18, 2008, Borders amended its bylaws. Since Borders had substantially implemented Mr. Steiner's proposal, SEC staff provided a no-action letter to Borders based on that action. Contrary to the statement made by NEE, the company did take action to address the concerns expressed by Mr. Steiner is his proxy proposals.

In another case cited by NEE, shareholders proposed that *Wal-Mart* (Mar, 25, 2015) "include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement." Wal-Mart argued substantial implementation because the company "already includes a diversity and inclusion metric related to employee engagement, as defined in the Proposal, and the Committee has adopted this metric for use in its compensation determinations." SEC Staff granted the no-action. The proponent's low bar of "one metric" made it easy to document substantial implementation had already occurred.

The current case involving NEE is different. While Wal-Mart claimed they met the proponent's request of including a metric of the type suggested by the proponent, NEE makes no claim it has taken any action to address the substance of the Proposal at hand, which requests that bylaws be amended to increase from 20 to 40 or 50 the number of shareholders who may aggregate share holdings to meet minimum ownership requirements to use the Company's proxy access bylaw.

Implementation Would Not Enhance Usability

The Company boldly asserts, "there is no reason to believe that implementation of the Proposal would enhance, in any significant way, the ability of public pension funds or any other shareholders to utilize proxy access." NEE goes on to argue that past involvement in proxy contests over board representation is a better predictor than filing proxy proposals. Therefore, hedge funds are the investors most likely to invoke proxy access.

However, the author of the Company's rebuttal is taking readers for fools. NEE's proxy access bylaws, like most, require the following from investors seeking to invoke use of their proxy access bylaw:

> a representation that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder under this Section 11) (i) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent…

It is doubtful that hedge funds would be able to make such a representation for most of the stocks held in their portfolio. We saw this recently with the first attempt to implement proxy access. GAMCO Asset Management Inc. had to withdraw their filing from the National Fuel Gas Company, since prior Schedule 13D filings were a dead giveaway regarding intent.

NEE side-steps the facts by arguing that, "to date, only one shareholder has made an effort to utilize proxy access, and that shareholder was an institutional investor, not a public pension fund. There is no reason to believe the Proponent's speculation that utilization of proxy access will be limited to public pension funds."

Our Company fails to mention the "institutional investor" was a hedge fund and their attempted use of proxy access failed. Caught in another hyperbole, NEE claims there is "no reason to believe the Proponent's unfounded speculation that the only investors willing to form a group with a public pension fund would be other pubic pension funs." That is untrue. We have repeatedly indicated the "most likely funds to use proxy access are pension funds." We have never said or written that proxy access will be exclusively used by public pension funds. Other institutional investors, especially SRI funds, and individual investors are likely to join in, especially if group nominating limitations are increased or eliminated.

NEE further notes, "public pension funds are no more like-minded with one another than they are with other investors and are no more likely to persuade each other to pursue a strategy for gaining board representation or electing a particular candidate than they are to persuade any other investor."

Merriam-Webster defines "like-minded" as "having a like disposition or purpose." The Council of Institutional Investors (CII) was founded by and is made up primarily by public pension funds. Clearly, public pension funds are more "like-minded" with each other than they are with other institutional investors. As CII members, they meet together, develop policies, commission reports, file comments to the SEC, write letters to public companies and co-file resolutions with each other. They do not typically pursue such activities with mainstream mutual funds to the same degree. See, for example, CII issue page on proxy access at http://www.cii.org/proxy_access. Note news reports threatening use of proxy access by public pension funds. (*With new leverage, NYC's Stringer could reshape boardrooms*, http://www.reuters.com/article/us-usa-financial-boards-idUSKBN14W1KI). Note that, with the exception of individual investors, all proponents filing proxy access proposals last year were public pension funds or public pension fund consultants. (http://allianceadvisorsllc.com/wp-content/uploads/2016/07/Alliance-Advisors-Newsletter-July-2016-2016-Proxy-Season-Review.pdf)

NEE goes on to claim, "Even if public pension funds were unwilling or unable to form nominating groups with anyone other than other public pension funds, there is no reason to believe that a group of 40 public pension funds would be materially easier to assemble that a group of 20."

The attached spreadsheet of NEE shareholders holding 0.01% of shares or more was compiled by FactSet Research Systems. I have highlighted in yellow public pension funds and members of CII. Thirty-one held 2.98% of NEE's outstanding shares. Limiting shareholders to twenty yields only a total of 2.81%. Obviously, for 31 shareholders holding 2.98% of NEE's shares it will be materially easier to find 9 more shareholders and to assemble a group of 40 holding 3% than it would be for a group of 20 holding 2.81% to reach 3% without adding any additional members.

Refusing to consider the proposal as substantive does not make it non-substantive.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

As indicated in our prior letter, there is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and a group of forty or fifty. Bylaws with the proposed amendment could actually enable implementation of proxy access, while implementing the current provisions would be nearly impossible. NEE's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

Reasonable people can differ as to what constitutes substantial implementation of proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2017 Proposal recommends a change to a single substantive area with the purpose of addressing a concern raised by CII and "to make NEE's proxy access bylaws workable for more shareholders." We were certainly aware of the existing bylaws when drafting our Proposal. NEE has done nothing to address the substantive request of the Proposal.

Based on the facts, as stated above, NEE has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that NEE may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

Attachment

cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Institutional Ownership View			Currency: USD				
NEXTERA ENERGY INC COM							
Company Details		Ownership Statistics		Investor Analysis	Holders	% O/S	
Symbol	NEE	Shares O/S	467,268,000	New York City/NY Metr	192	15.41	
Exchange	New York	Short Interest Shares	10,308,436	Boston/MA Metro	92	14.51	
Issue Type	Equity	Float (%)	99.66	Philadelphia/PA Metro	52	8.15	
Cap Group	Mega	Insider/Stake Ownershi	0.35	San Francisco/CA Metr	43	7.24	
Sector	Utilities	Institutional Ownership	75.93	Chicago/IL Metro	66	3.02	
Industry Group	Electric Utilities	North American (1148)	64.28				
Country	United States	Non-North American (2	11.64				
Region	North America	Institutional Ownership	76.19				
		Top 10 Inst Holders (%	29.47				
		09-30-16 13F Filing Co	1,278				
		06-30-16 13F Filing Co	19				
		Other Filings	206				
Pricing Info		Ownership Activity	Holders	Shares			
Pricing as of 12-20-16	119.30	Total Positions	1,431	354,787,180			
Market Value	55,745,072,400	New Positions	84	2,255,185			
1 Mth Perf. Ending 12-20-16 (%)	5.33	Increased Positions	500	19,466,504			
3 Mth Perf. Ending 12-20-16 (%)	-3.92	Decreased Positions	569	-21,615,704			
Average Daily Volume	2,667,000	Soldout Positions	72	-1,952,502			
		Net Position Change		-1,846,517			
				%OS Public Pensions	#VALUE!	%OS 20 Pub Pensions	2.81

Holder Name	Position	Pos Change	Mkt Val	% Port	% O/S	Report Date	Activism Score	Activism Overview
The Vanguard Group, Inc.	33,890,134	1,040,932	4,043,092,986	0.18	7.25	09-30-16	0	Activism Threat Level: Very low. The Vanguard Group, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Fund Advisors	22,814,952	-169,980	2,721,823,774	0.19	4.88	09-30-16	0	Activism Threat Level: Very low. BlackRock Fund Advisors has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SSgA Funds Management, Inc.	19,480,615	-4,644,118	2,324,037,370	0.27	4.17	09-30-16	0	Activism Threat Level: Very low. SSgA Funds Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wellington Management Co. LLP	19,021,332	-411,386	2,269,244,908	0.50	4.07	09-30-16	0	Activism Threat Level: Very low. Wellington Management Co. LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Investment Management, Inc.	9,152,558	266,779	1,091,900,169	0.39	1.96	09-30-16	2	Activism Threat Level: Low. JPMorgan Investment Management, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Fidelity Management & Research Co.	7,720,273	-498,357	921,028,569	0.11	1.65	09-30-16	0	Activism Threat Level: Very low. Fidelity Management & Research Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
T. Rowe Price Associates, Inc.	6,702,377	5,828,360	799,593,576	0.14	1.43	09-30-16	3	Activism Threat Level: Medium. T. Rowe Price Associates, Inc. has been involved in 8 activist campaigns against 8 different companies. Source: FactSet SharkWatch
Norges Bank Investment Management	6,432,014	1,647,481	767,339,270	0.14	1.38	12-31-15	3	Activism Threat Level: Medium. Norges Bank Investment Management has been involved in 10 activist campaigns against 9 different companies. The activism is generally limited to corporate governance issues. Source: FactSet SharkWatch
Northern Trust Investments, Inc.	6,276,150	58,069	748,744,695	0.21	1.34	09-30-16	0	Activism Threat Level: Very low. Northern Trust Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wells Fargo Advisors LLC	6,207,743	49,791	740,583,740	0.61	1.33	09-30-16	0	Activism Threat Level: Very low. Wells Fargo Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deutsche Asset Management Investment GmbH	6,107,762	222,297	728,656,007	0.37	1.31	09-30-16	0	Activism Threat Level: Very low. Deutsche Asset Management Investment GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Caisse de depot et placement du Quebec	5,200,086	562,213	620,370,260	0.79	1.11	09-30-16	0	Activism Threat Level: Very low. The Caisse de depot et placement du Quebec has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley Smith Barney LLC (Private Banking)	5,116,113	-606,488	610,352,281	0.38	1.10	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley Smith Barney LLC (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Managed Account Advisors LLC	4,411,717	319,896	526,317,838	0.34	0.94	09-30-16	0	Activism Threat Level: Very low. Managed Account Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Geode Capital Management LLC	4,077,045	213,656	486,391,469	0.21	0.87	09-30-16	0	Activism Threat Level: Very low. Geode Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Advisors LLC	3,933,206	-131,442	469,231,476	0.39	0.84	09-30-16	2	Activism Threat Level: Low. BlackRock Advisors LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
UBS Financial Services, Inc.	3,599,682	50,167	429,442,063	0.42	0.77	09-30-16	0	Activism Threat Level: Very low. UBS Financial Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Massachusetts Financial Services Co.	3,591,978	-159,319	428,522,975	0.15	0.77	09-30-16	0	Activism Threat Level: Very low. Massachusetts Financial Services Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Merrill Lynch, Pierce, Fenner & Smith, Inc. (Invt Mgmt)	3,390,197	276,208	404,450,502	0.28	0.73	09-30-16	0	Activism Threat Level: Very low. Merrill Lynch, Pierce, Fenner & Smith, Inc. (Invt Mgmt) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Franklin Advisers, Inc.	3,204,762	13,262	382,328,107	0.36	0.69	09-30-16	3	Activism Threat Level: Medium. Franklin Advisers, Inc. has been involved in 2 activist campaigns against 2 different companies. Source: FactSet SharkWatch
BlackRock Investment Management (UK) Ltd.	3,163,253	-56,751	377,376,083	0.14	0.68	09-30-16	0	Activism Threat Level: Very low. BlackRock Investment Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Eaton Vance Management	3,019,123	-93,199	360,181,374	0.93	0.65	09-30-16	0	Activism Threat Level: Very low. Eaton Vance Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Columbia Management Investment Advisers LLC	3,004,073	778	358,385,909	0.24	0.64	09-30-16	2	Activism Threat Level: Low. Columbia Management Investment Advisers LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Pictet Asset Management SA	2,986,582	-320,592	356,299,233	0.67	0.64	09-30-16	0	Activism Threat Level: Very low. Pictet Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TIAA-CREF Investment Management LLC	2,919,795	-645,154	348,331,544	0.19	0.63	09-30-16	0	Activism Threat Level: Very low. TIAA-CREF Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AllianceBernstein LP	2,645,282	-222,285	315,582,143	0.22	0.57	09-30-16	0	Activism Threat Level: Very low. AllianceBernstein LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Legal & General Investment Management Ltd.	2,456,484	27,018	293,058,541	0.16	0.53	09-30-16	2	Activism Threat Level: Low. Legal & General Investment Management Ltd. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
PNC Bank, NA (Investment Management)	2,276,617	-63,757	271,600,408	0.35	0.49	09-30-16	0	Activism Threat Level: Very low. PNC Bank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Investment Management LLC	2,229,922	-9,895	266,029,695	0.23	0.48	09-30-16	0	Activism Threat Level: Very low. BlackRock Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bank of America, NA (Private Banking)	1,993,894	83,352	237,871,554	0.21	0.43	09-30-16	0	Activism Threat Level: Very low. Bank of America, NA (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Bank of New York Mellon Corp. (Investment Manager	1,988,353	-55,460	237,210,513	0.20	0.43	09-30-16	0	Activism Threat Level: Very low. The Bank of New York Mellon Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wells Capital Management, Inc.	1,924,853	731,922	229,634,963	0.32	0.41	09-30-16	0	Activism Threat Level: Very low. Wells Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mellon Capital Management Corp.	1,883,806	47,189	224,738,056	0.14	0.40	09-30-16	0	Activism Threat Level: Very low. Mellon Capital Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Chase Bank, NA (Investment Management)	1,841,204	-296,282	219,655,637	0.26	0.39	09-30-16	2	Activism Threat Level: Low. JPMorgan Chase Bank, NA (Investment Management) has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Russell Investment Management LLC	1,839,883	-161,832	219,498,042	0.36	0.39	09-30-16	0	Activism Threat Level: Very low. Russell Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bahl & Gaynor, Inc.	1,807,223	111,560	215,601,704	2.53	0.39	09-30-16	0	Activism Threat Level: Very low. Bahl & Gaynor, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Colonial First State Asset Management (Australia) Ltd.	1,729,269	157,316	206,301,792	0.75	0.37	09-30-16	0	Activism Threat Level: Very low. Colonial First State Asset Management (Australia) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Teachers Advisors, Inc.	1,714,512	-54,016	204,541,282	0.26	0.37	09-30-16	0	Activism Threat Level: Very low. Teachers Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cohen & Steers Capital Management, Inc.	1,691,460	-17,407	201,791,178	0.48	0.36	09-30-16	0	Activism Threat Level: Very low. Cohen & Steers Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Advisors (UK) Ltd.	1,628,852	-1,704	194,322,044	0.11	0.35	09-30-16	0	Activism Threat Level: Very low. BlackRock Advisors (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Neuberger Berman Investment Advisers LLC	1,626,705	-390,184	194,065,907	0.24	0.35	09-30-16	0	Activism Threat Level: Very low. Neuberger Berman Investment Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RARE Infrastructure Ltd. (Investment Management)	1,551,346	-64,076	185,075,578	4.44	0.33	09-30-16	0	Activism Threat Level: Very low. RARE Infrastructure Ltd. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capital Research & Management Co. (Global Investors)	1,515,514	-684,656	180,800,820	0.04	0.32	09-30-16	0	Activism Threat Level: Very low. Capital Research & Management Co. (Global Investors) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Epoch Investment Partners, Inc.	1,498,128	287,720	178,726,670	0.53	0.32	09-30-16	0	Activism Threat Level: Very low. Epoch Investment Partners, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schweizerische Nationalbank (Investment Portfolio)	1,455,324	-15,800	173,620,153	0.27	0.31	09-30-16	0	Activism Threat Level: Very low. Schweizerische Nationalbank (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ClearBridge Investments LLC	1,434,513	-94,110	171,137,401	0.18	0.31	09-30-16	3	Activism Threat Level: Medium. ClearBridge Investments LLC has been involved in 5 activist campaigns against 5 different companies. Source: FactSet SharkWatch
Nikko Asset Management Co., Ltd.	1,425,917	100,324	170,111,898	0.15	0.31	09-30-16	0	Activism Threat Level: Very low. Nikko Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Goldman Sachs Asset Management LP	1,422,778	-10,470	169,737,415	0.15	0.30	09-30-16	0	Activism Threat Level: Very low. Goldman Sachs Asset Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Adage Capital Management LP	1,357,479	-522,900	161,947,245	0.43	0.29	09-30-16	3	Activism Threat Level: Medium. Adage Capital Management LP has been involved in 2 activist campaigns against 2 different companies. Source: FactSet SharkWatch
Duff & Phelps Investment Management Co.	1,356,155	63,690	161,789,292	2.15	0.29	09-30-16	0	Activism Threat Level: Very low. Duff & Phelps Investment Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
New York State Common Retirement Fund	1,354,800	157,200	161,627,640	0.22	0.29	09-30-16	4	Activism Threat Level: High. New York State Common Retirement Fund is designated a known activist and has been involved in 6 activist campaigns against 6 different companies. The activism is generally limited to environmental, social and governance (ESG) issues. Source: FactSet SharkWatch
Charles Schwab Investment Management, Inc.	1,339,673	41,994	159,822,989	0.15	0.29	09-30-16	0	Activism Threat Level: Very low. Charles Schwab Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Jennison Associates LLC	1,321,768	-88,740	157,686,922	0.15	0.28	09-30-16	0	Activism Threat Level: Very low. Jennison Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schafer Cullen Capital Management, Inc.	1,314,996	-73,450	156,879,023	1.88	0.28	09-30-16	0	Activism Threat Level: Very low. Schafer Cullen Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nordea Investment Management AB	1,300,565	47,521	155,157,405	0.31	0.28	09-30-16	0	Activism Threat Level: Very low. Nordea Investment Management AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Santa Barbara Asset Management LLC	1,292,558	9,993	154,202,169	2.68	0.28	09-30-16	0	Activism Threat Level: Very low. Santa Barbara Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Voya Investment Management Co. LLC	1,285,399	99,482	153,348,101	0.33	0.28	09-30-16	0	Activism Threat Level: Very low. Voya Investment Management Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
INTECH Investment Management LLC	1,275,887	230,241	152,213,319	0.37	0.27	09-30-16	0	Activism Threat Level: Very low. INTECH Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The California Public Employees Retirement System	1,260,175	-90,900	150,338,878	0.22	0.27	09-30-16	4	Activism Threat Level: High. The California Public Employees Retirement System is designated a known activist and has been involved in 157 activist campaigns against 118 different companies. The activism is generally limited to corporate governance issues. Source: FactSet SharkWatch
RBC Capital Markets LLC (Investment Management)	1,240,709	33,358	148,016,584	0.50	0.27	09-30-16	0	Activism Threat Level: Very low. RBC Capital Markets LLC (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Credit Suisse Securities (USA) LLC (Broker)	1,229,470	-373,175	146,675,771	0.16	0.26	09-30-16	0	Activism Threat Level: Very low. Credit Suisse Securities (USA) LLC (Broker) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
W.H. Reaves & Co., Inc.	1,182,232	-76,539	141,040,278	5.23	0.25	09-30-16	0	Activism Threat Level: Very low. W.H. Reaves & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Renaissance Technologies LLC	1,103,400	396,300	131,635,620	0.22	0.24	09-30-16	0	Activism Threat Level: Very low. Renaissance Technologies LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mitsubishi UFJ Trust & Banking Corp. (Investment Manag	1,088,697	-31,926	129,881,552	0.26	0.23	09-30-16	0	Activism Threat Level: Very low. Mitsubishi UFJ Trust & Banking Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
1832 Asset Management LP	1,043,893	-171,557	124,536,435	0.21	0.22	09-30-16	0	Activism Threat Level: Very low. 1832 Asset Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Lord, Abbett & Co. LLC	1,026,088	-426,967	122,412,298	0.33	0.22	09-30-16	0	Activism Threat Level: Very low. Lord, Abbett & Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
California State Teachers' Retirement System	1,013,984	8,500	120,968,291	0.24	0.22	09-30-16	4	Activism Threat Level: High. California State Teachers' Retirement System is designated a known activist and has been involved in 33 activist campaigns against 28 different companies. The activism is generally limited to environmental, social and governance (ESG) issues. Source: FactSet SharkWatch
Wells Fargo Bank, NA (Private Banking)	985,560	-41,715	117,577,308	0.16	0.21	09-30-16	0	Activism Threat Level: Very low. Wells Fargo Bank, NA (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Goldman Sachs & Co. (Private Banking)	937,145	109,023	111,801,399	0.08	0.20	09-30-16	0	Activism Threat Level: Very low. Goldman Sachs & Co. (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Asset Management One Co., Ltd.	930,143	4,472	110,966,060	0.08	0.20	09-30-16	0	Activism Threat Level: Very low. Asset Management One Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UBS AG (Investment Management)	918,633	2,016	109,592,917	0.10	0.20	09-30-16	0	Activism Threat Level: Very low. UBS AG (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Westwood Management Corp. (Texas)	916,747	-73,037	109,367,917	0.88	0.20	09-30-16	0	Activism Threat Level: Very low. Westwood Management Corp. (Texas) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Parametric Portfolio Associates LLC	908,549	23,323	108,389,896	0.14	0.19	09-30-16	0	Activism Threat Level: Very low. Parametric Portfolio Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Invesco PowerShares Capital Management LLC	881,299	-124,288	105,138,971	0.13	0.19	09-30-16	0	Activism Threat Level: Very low. Invesco PowerShares Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sarasin & Partners LLP	863,293	252,828	102,990,855	0.96	0.19	09-30-16	0	Activism Threat Level: Very low. Sarasin & Partners LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
APG Asset Management NV	855,103	87,000	102,013,788	0.07	0.18	09-30-16	0	Activism Threat Level: Very low. APG Asset Management NV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Gabelli Funds LLC	845,000	-4,000	100,808,500	0.53	0.18	09-30-16	4	Activism Threat Level: High. Gabelli Funds LLC is designated a known activist and has been involved in 550 activist campaigns against 485 different companies. Source: FactSet SharkWatch
New York State Teachers Retirement System	832,569	-11,018	99,325,482	0.25	0.18	09-30-16	0	Activism Threat Level: Very low. New York State Teachers Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nuveen Asset Management LLC	810,981	-370,745	96,750,033	0.48	0.17	09-30-16	0	Activism Threat Level: Very low. Nuveen Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cullen Capital Management LLC	798,050	0	95,207,365	3.07	0.17	09-30-16	0	Activism Threat Level: Very low. Cullen Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BT Investment Management Ltd. (Investment Managemer	793,750	35,272	94,694,375	0.73	0.17	09-30-16	0	Activism Threat Level: Very low. BT Investment Management Ltd. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RhumbLine Advisers Ltd. Partnership	790,978	47,356	94,363,675	0.25	0.17	09-30-16	0	Activism Threat Level: Very low. RhumbLine Advisers Ltd. Partnership has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Regions Investment Management, Inc.	786,157	-24,083	93,788,530	1.14	0.17	09-30-16	0	Activism Threat Level: Very low. Regions Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Korea Investment Corp. (Investment Management)	780,669	55,104	93,133,812	0.45	0.17	09-30-16	0	Activism Threat Level: Very low. Korea Investment Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Dimensional Fund Advisors LP	772,444	35,522	92,152,569	0.03	0.17	09-30-16	0	Activism Threat Level: Very low. Dimensional Fund Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
New Jersey Division of Investment	761,641	-62,000	90,863,771	0.34	0.16	09-30-16	0	Activism Threat Level: Very low. New Jersey Division of Investment has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TD Asset Management, Inc.	755,978	208,796	90,188,175	0.09	0.16	09-30-16	0	Activism Threat Level: Very low. TD Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nordea Investment Management AB (Denmark)	755,739	-151,253	90,159,663	0.12	0.16	10-31-16	0	Activism Threat Level: Very low. Nordea Investment Management AB (Denmark) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Asset Management (UK) Ltd.	755,280	-39,004	90,104,904	0.08	0.16	09-30-16	0	Activism Threat Level: Very low. JPMorgan Asset Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deutsche Investment Management Americas, Inc.	754,240	-21,049	89,980,832	0.37	0.16	09-30-16	0	Activism Threat Level: Very low. Deutsche Investment Management Americas, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schroder Investment Management North America, Inc.	753,306	-104,723	89,869,406	0.39	0.16	09-30-16	0	Activism Threat Level: Very low. Schroder Investment Management North America, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Edge Asset Management, Inc.	743,165	-532	88,659,585	0.69	0.16	09-30-16	0	Activism Threat Level: Very low. Edge Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PanAgora Asset Management, Inc.	734,000	-77,551	87,566,200	0.38	0.16	09-30-16	0	Activism Threat Level: Very low. PanAgora Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Energy Income Partners LLC	691,265	-34,550	82,467,915	1.59	0.15	09-30-16	0	Activism Threat Level: Very low. Energy Income Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley & Co. LLC	684,880	478,753	81,706,184	0.12	0.15	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley & Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Robeco Institutional Asset Management BV	680,807	18,034	81,220,275	0.26	0.15	09-30-16	0	Activism Threat Level: Very low. Robeco Institutional Asset Management BV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Citigroup Global Markets, Inc. (Broker)	680,425	91,124	81,174,703	0.17	0.15	09-30-16	0	Activism Threat Level: Very low. Citigroup Global Markets, Inc. (Broker) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Quantitative Management Associates LLC	680,274	2,029	81,156,688	0.12	0.15	09-30-16	0	Activism Threat Level: Very low. Quantitative Management Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Board of Administration of Florida Retirement Syster	665,571	11,374	79,402,620	0.24	0.14	09-30-16	2	Activism Threat Level: Low. State Board of Administration of Florida Retirement System has only been involved in an activist campaign against 1 company. The activism is generally limited to corporate governance issues. Source: FactSet SharkWatch

Putnam Investment Management LLC	659,227	6,660	78,645,781	0.17	0.14	09-30-16		2	Activism Threat Level: Low. Putnam Investment Management LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Principal Global Investors LLC	654,233	20,704	78,049,997	0.09	0.14	09-30-16		0	Activism Threat Level: Very low. Principal Global Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Chevy Chase Trust Co.	651,959	-13,232	77,778,709	0.41	0.14	09-30-16		0	Activism Threat Level: Very low. Chevy Chase Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Teachers Retirement System of Ohio	635,862	32,261	75,858,337	0.30	0.14	09-30-16		0	Activism Threat Level: Very low. State Teachers Retirement System of Ohio has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AT Investment Advisers, Inc.	634,234	19,257	75,664,116	0.51	0.14	09-30-16		0	Activism Threat Level: Very low. AT Investment Advisers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Loomis, Sayles & Co. LP	632,799	-23,990	75,492,921	0.19	0.14	09-30-16		0	Activism Threat Level: Very low. Loomis, Sayles & Co. LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
US Bancorp Asset Management, Inc.	614,551	10,370	73,315,934	0.26	0.13	09-30-16		0	Activism Threat Level: Very low. US Bancorp Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Macquarie Investment Management Ltd.	609,100	25,200	72,665,630	1.33	0.13	09-30-16		0	Activism Threat Level: Very low. Macquarie Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cortland Advisers LLC	606,725	-272,863	72,382,293	3.33	0.13	09-30-16		0	Activism Threat Level: Very low. Cortland Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Japan Co., Ltd.	591,803	-85,645	70,602,098	0.13	0.13	09-30-16		0	Activism Threat Level: Very low. BlackRock Japan Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cramer Rosenthal McGlynn LLC	562,306	201,881	67,083,106	0.97	0.12	09-30-16		3	Activism Threat Level: Medium. Cramer Rosenthal McGlynn LLC has been involved in 2 activist campaigns against 2 different companies. Source: FactSet SharkWatch
Luminus Management LLC	560,000	560,000	66,808,000	1.94	0.12	09-30-16		0	Activism Threat Level: Very low. Luminus Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tocqueville Asset Management LP	555,172	-31,866	66,232,020	0.82	0.12	09-30-16		2	Activism Threat Level: Low. Tocqueville Asset Management LP has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Principal Management Corp.	553,767	41,771	66,064,403	0.10	0.12	09-30-16		0	Activism Threat Level: Very low. Principal Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Barclays Capital, Inc.	545,353	218,741	65,060,613	0.25	0.12	09-30-16		0	Activism Threat Level: Very low. Barclays Capital, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
KeyBank, NA (Investment Management)	544,540	14,367	64,963,622	0.40	0.12	09-30-16		0	Activism Threat Level: Very low. KeyBank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deka Investment GmbH	543,196	8,907	64,803,283	0.19	0.12	09-30-16		0	Activism Threat Level: Very low. Deka Investment GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
J.O. Hambro Capital Management Ltd.	539,083	7,646	64,312,602	0.31	0.12	11-30-16		0	Activism Threat Level: Very low. J.O. Hambro Capital Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Lazard Asset Management LLC	533,240	-102,942	63,615,532	0.08	0.11	09-30-16		0	Activism Threat Level: Very low. Lazard Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ClearArc Capital, Inc.	520,748	344	62,125,236	0.48	0.11	09-30-16		2	Activism Threat Level: Low. ClearArc Capital, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Tennessee Consolidated Retirement System	517,112	111,625	61,691,462	0.29	0.11	09-30-16		0	Activism Threat Level: Very low. Tennessee Consolidated Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ceredex Value Advisors LLC	503,579	73,819	60,076,975	0.56	0.11	09-30-16		0	Activism Threat Level: Very low. Ceredex Value Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AQR Capital Management LLC	502,821	50,044	59,986,545	0.07	0.11	09-30-16		0	Activism Threat Level: Very low. AQR Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Street Global Advisors Ltd.	496,209	39,134	59,197,734	0.05	0.11	11-25-16		0	Activism Threat Level: Very low. State Street Global Advisors Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UBS Securities LLC	493,847	235,964	58,915,947	0.16	0.11	09-30-16		0	Activism Threat Level: Very low. UBS Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Millennium Management LLC	492,911	-1,570,719	58,804,282	0.11	0.11	09-30-16		4	Activism Threat Level: High. Millennium Management LLC is designated a known activist and has been involved in 106 activist campaigns against 104 different companies. Source: FactSet SharkWatch
Ontario Teachers' Pension Plan Board	484,976	143,685	57,857,637	0.41	0.10	06-30-16		2	Activism Threat Level: Low. Ontario Teachers' Pension Plan Board has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
D. E. Shaw & Co. LP	484,969	293,276	57,856,802	0.13	0.10	09-30-16		4	Activism Threat Level: High. D. E. Shaw & Co. LP is designated a known activist and has been involved in 12 activist campaigns against 11 different companies. Source: FactSet SharkWatch
GWL Investment Management	482,802	-43,483	57,598,279	0.16	0.10	09-30-16		0	Activism Threat Level: Very low. GWL Investment Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Global Asset Management, Inc.	477,921	77,855	57,015,975	0.07	0.10	09-30-16		0	Activism Threat Level: Very low. RBC Global Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fiduciary Trust Co. International	471,289	11,789	56,224,778	0.57	0.10	09-30-16		2	Activism Threat Level: Low. Fiduciary Trust Co. International has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
UBS Asset Management (UK) Ltd.	456,713	9,591	54,485,861	0.08	0.10	09-30-16		0	Activism Threat Level: Very low. UBS Asset Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Financial Management, Inc.	452,910	-178,581	54,032,163	0.13	0.10	09-30-16		0	Activism Threat Level: Very low. BlackRock Financial Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Arrowstreet Capital LP	436,858	-973,293	52,117,159	0.16	0.09	09-30-16		0	Activism Threat Level: Very low. Arrowstreet Capital LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Dreyfus Corp.	430,735	-9,518	51,386,686	0.14	0.09	09-30-16		0	Activism Threat Level: Very low. The Dreyfus Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
HSBC Global Asset Management (UK) Ltd.	425,241	-44,825	50,731,251	0.09	0.09	09-30-16		0	Activism Threat Level: Very low. HSBC Global Asset Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PGGM Vermogensbeheer BV	412,614	-304,933	49,224,850	0.21	0.09	09-30-16		2	Activism Threat Level: Low. PGGM Vermogensbeheer BV has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Wells Fargo Advisors Financial Network LLC	410,132	26	48,928,748	0.34	0.09	09-30-16		0	Activism Threat Level: Very low. Wells Fargo Advisors Financial Network LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State of Wisconsin Investment Board	396,453	-53,140	47,296,843	0.11	0.09	09-30-16		0	Activism Threat Level: Very low. State of Wisconsin Investment Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Zimmer Partners LP	396,400	164,300	47,290,520	1.34	0.09	09-30-16		0	Activism Threat Level: Very low. Zimmer Partners LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Rational Advisors, Inc.	394,499	39,732	47,063,731	0.86	0.08	09-30-16		0	Activism Threat Level: Very low. Rational Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sjunde AP-fonden	389,311	5,000	46,444,802	0.15	0.08	06-30-16		0	Activism Threat Level: Very low. Sjunde AP-fonden has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AXA Rosenberg Investment Management LLC	387,500	-4,000	46,228,750	0.33	0.08	09-30-16		0	Activism Threat Level: Very low. AXA Rosenberg Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Asset Management Canada Ltd.	384,274	-2,586	45,843,888	0.18	0.08	09-30-16		0	Activism Threat Level: Very low. BlackRock Asset Management Canada Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Colorado Public Employees' Retirement Association	382,673	-21,692	45,652,889	0.33	0.08	09-30-16		2	Activism Threat Level: Low. Colorado Public Employees' Retirement Association has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Ecofin Ltd.	381,093	-112,523	45,464,395	6.43	0.08	09-30-16		0	Activism Threat Level: Very low. Ecofin Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
OppenheimerFunds, Inc.	373,953	-347,367	44,612,593	0.03	0.08	09-30-16		3	Activism Threat Level: Medium. OppenheimerFunds, Inc. has been involved in 3 activist campaigns against 3 different companies. Source: FactSet SharkWatch
Allianz Global Investors GmbH	372,797	-22,570	44,474,682	0.07	0.08	09-30-16		0	Activism Threat Level: Very low. Allianz Global Investors GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Glenmede Investment Management LP	364,683	-10,833	43,506,682	0.24	0.08	09-30-16		0	Activism Threat Level: Very low. Glenmede Investment Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Raymond James & Associates, Inc. (Invt Mgmt)	361,833	23,294	43,166,677	0.11	0.08	09-30-16		0	Activism Threat Level: Very low. Raymond James & Associates, Inc. (Invt Mgmt) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Hexavest, Inc.	356,686	-37,549	42,552,640	0.65	0.08	09-30-16		0	Activism Threat Level: Very low. Hexavest, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Commonwealth Equity Services, Inc.	329,052	3,794	39,255,904	0.30	0.07	09-30-16		0	Activism Threat Level: Very low. Commonwealth Equity Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aperio Group LLC	323,050	4,813	38,539,865	0.27	0.07	09-30-16		0	Activism Threat Level: Very low. Aperio Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SunTrust Banks, Inc. (Wealth Management)	318,222	-10,779	37,963,885	0.30	0.07	09-30-16		0	Activism Threat Level: Very low. SunTrust Banks, Inc. (Wealth Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ohio Public Employees Retirement System	316,912	0	37,807,602	0.21	0.07	09-30-16		2	Activism Threat Level: Low. Ohio Public Employees Retirement System has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Balyasny Asset Management LP	316,303	-35,181	37,734,948	0.22	0.07	09-30-16		0	Activism Threat Level: Very low. Balyasny Asset Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
USAA Asset Management Co.	312,736	40,433	37,309,405	0.12	0.07	09-30-16		0	Activism Threat Level: Very low. USAA Asset Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Asset Management Canada, Inc.	306,657	-4,677	36,584,180	0.69	0.07	09-30-16		0	Activism Threat Level: Very low. JPMorgan Asset Management Canada, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Credit Suisse AG	305,968	13,913	36,501,982	0.04	0.07	11-30-16		0	Activism Threat Level: Very low. Credit Suisse AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
OMERS Administration Corp.	303,850	-173,550	36,249,305	0.56	0.07	09-30-16		0	Activism Threat Level: Very low. OMERS Administration Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Brookfield Investment Management, Inc.	302,700	66,700	36,112,110	0.41	0.07	09-30-16		0	Activism Threat Level: Very low. Brookfield Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Trust Advisors LP	297,507	-124,399	35,492,585	0.10	0.06	09-30-16		0	Activism Threat Level: Very low. First Trust Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
National Pension Service of Korea	297,306	23,532	35,468,606	0.04	0.06	09-30-16		0	Activism Threat Level: Very low. National Pension Service of Korea has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PensionDanmark A/S	293,735	115,961	35,042,586	0.52	0.06	12-31-15		0	Activism Threat Level: Very low. PensionDanmark A/S has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
KLP Kapitalforvaltning AS	288,678	0	34,439,285	0.32	0.06	10-31-16		0	Activism Threat Level: Very low. KLP Kapitalforvaltning AS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AMP Capital Investors Ltd.	286,890	-33,527	34,225,977	0.14	0.06	09-30-16		0	Activism Threat Level: Very low. AMP Capital Investors Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Manulife Asset Management (US) LLC	284,530	-58,466	33,944,429	0.06	0.06	09-30-16		0	Activism Threat Level: Very low. Manulife Asset Management (US) LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aviva Investors Global Services Ltd.	283,835	6,242	33,861,516	0.05	0.06	09-30-16		0	Activism Threat Level: Very low. Aviva Investors Global Services Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UBS Asset Management (Americas) Inc.	283,597	10,456	33,833,122	0.13	0.06	09-30-16		2	Activism Threat Level: Low. UBS Asset Management (Americas) Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Union Investment Privatfonds GmbH	282,925	176,245	33,752,953	0.07	0.06	03-31-16		0	Activism Threat Level: Very low. Union Investment Privatfonds GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BC Investment Management Corp.	278,612	-24,823	33,238,412	0.11	0.06	09-30-16		0	Activism Threat Level: Very low. BC Investment Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stifel Trust Co., NA	277,870	258,587	33,149,891	0.60	0.06	09-30-16		0	Activism Threat Level: Very low. Stifel Trust Co., NA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Lehman Financial Resources, Inc.	277,795	-167,506	33,140,944	19.31	0.06	09-30-16		0	Activism Threat Level: Very low. Lehman Financial Resources, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
CI Investments, Inc.	274,990	-23,510	32,806,307	0.15	0.06	09-30-16		0	Activism Threat Level: Very low. CI Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
R. H. Bluestein & Co.	274,540	-71,421	32,752,622	2.12	0.06	09-30-16		0	Activism Threat Level: Very low. R. H. Bluestein & Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Teacher Retirement System of Texas	267,302	-15,181	31,889,129	0.20	0.06	09-30-16		0	Activism Threat Level: Very low. Teacher Retirement System of Texas has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BMO Asset Management, Inc.	266,633	8,367	31,809,317	0.06	0.06	09-30-16		0	Activism Threat Level: Very low. BMO Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Amundi Asset Management SA (Investment Management	263,367	6,581	31,419,683	0.05	0.06	09-30-16		0	Activism Threat Level: Very low. Amundi Asset Management SA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Security Investors LLC	261,741	-32,835	31,225,701	0.13	0.06	09-30-16		0	Activism Threat Level: Very low. Security Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wilmington Trust Investment Advisors, Inc.	258,769	3,289	30,871,142	0.37	0.06	09-30-16		0	Activism Threat Level: Very low. Wilmington Trust Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Dominion Securities, Inc. (Investment Management)	251,819	14,031	30,042,007	0.11	0.05	09-30-16		0	Activism Threat Level: Very low. RBC Dominion Securities, Inc. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schroder Investment Management Ltd.	251,399	45,238	29,991,901	0.03	0.05	09-30-16		0	Activism Threat Level: Very low. Schroder Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bruce & Co., Inc.	243,200	0	29,013,760	8.11	0.05	09-30-16		0	Activism Threat Level: Very low. Bruce & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Metropolitan Life Insurance Co. (Investment Portfolio)	241,670	1,069	28,831,231	0.20	0.05	09-30-16		0	Activism Threat Level: Very low. Metropolitan Life Insurance Co. (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sit Investment Associates, Inc.	240,260	27,430	28,663,018	0.74	0.05	09-30-16		3	Activism Threat Level: Medium. Sit Investment Associates, Inc. has been involved in 4 activist campaigns against 4 different companies. Source: FactSet SharkWatch
Pension Reserves Investment Management Board	239,651	239,651	28,590,364	0.04	0.05	06-30-15		0	Activism Threat Level: Very low. Pension Reserves Investment Management Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Retirement Systems of Alabama	236,232	982	28,182,478	0.16	0.05	09-30-16		0	Activism Threat Level: Very low. The Retirement Systems of Alabama has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Crow Point Partners LLC	235,000	-25,000	28,035,500	4.70	0.05	09-30-16		0	Activism Threat Level: Very low. Crow Point Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
DePrince, Race & Zollo, Inc.	234,187	-23,888	27,938,509	0.51	0.05	09-30-16		0	Activism Threat Level: Very low. DePrince, Race & Zollo, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
FIL Investment Advisors (UK) Ltd	227,360	2,320	27,124,048	0.03	0.05	09-30-16		0	Activism Threat Level: Very low. FIL Investment Advisors (UK) Ltd has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Beach Investment Counsel, Inc.	226,917	-1,534	27,071,198	3.16	0.05	09-30-16		0	Activism Threat Level: Very low. Beach Investment Counsel, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Zurcher Kantonalbank (Investment Management)	225,651	136,383	26,920,164	0.14	0.05	09-30-16		0	Activism Threat Level: Very low. Zurcher Kantonalbank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Passport Capital LLC	222,835	222,835	26,584,216	1.09	0.05	09-30-16		2	Activism Threat Level: Low. Passport Capital LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Pension Services Ltd.	219,397	0	26,174,062	1.63	0.05	09-30-16		0	Activism Threat Level: Very low. Pension Services Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Global Asset Management (US), Inc.	215,490	-25,070	25,707,957	0.26	0.05	09-30-16		0	Activism Threat Level: Very low. RBC Global Asset Management (US), Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Guggenheim Partners Investment Management LLC	212,840	-144,750	25,391,812	0.36	0.05	09-30-16		0	Activism Threat Level: Very low. Guggenheim Partners Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stifel Nicolaus & Co., Inc. (Investment Management)	210,939	-30,017	25,165,023	0.20	0.05	09-30-16		0	Activism Threat Level: Very low. Stifel Nicolaus & Co., Inc. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Donaldson Capital Management LLC	210,919	2,107	25,162,637	3.21	0.05	09-30-16		0	Activism Threat Level: Very low. Donaldson Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Manulife Asset Management Ltd.	209,406	3,338	24,982,136	0.10	0.05	09-30-16		0	Activism Threat Level: Very low. Manulife Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Republic Investment Management, Inc.	206,255	3,408	24,606,222	0.22	0.04	09-30-16		0	Activism Threat Level: Very low. First Republic Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JF Asset Management Ltd.	202,404	11,180	24,146,797	0.13	0.04	09-30-16		0	Activism Threat Level: Very low. JF Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Storebrand Asset Management AS	199,777	62,761	23,833,396	0.09	0.04	10-31-16		0	Activism Threat Level: Very low. Storebrand Asset Management AS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Roosevelt Investment Group, Inc.	197,692	-15,118	23,584,656	1.89	0.04	09-30-16		0	Activism Threat Level: Very low. The Roosevelt Investment Group, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UMB Bank, NA (Investment Management)	197,357	1,446	23,544,690	0.87	0.04	09-30-16		0	Activism Threat Level: Very low. UMB Bank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Royal London Asset Management Ltd.	196,150	33,057	23,400,695	0.08	0.04	06-30-16		3	Activism Threat Level: Medium. Royal London Asset Management Ltd. has been involved in 4 activist campaigns against 4 different companies. Source: FactSet SharkWatch
PNC Capital Advisors LLC	192,503	-40,324	22,965,608	0.20	0.04	09-30-16		0	Activism Threat Level: Very low. PNC Capital Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Alpine Woods Capital Investors LLC	191,288	-200	22,820,658	0.86	0.04	09-30-16		0	Activism Threat Level: Very low. Alpine Woods Capital Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Commerzbank AG (Broker)	188,948	1,882	22,541,496	0.37	0.04	09-30-16		0	Activism Threat Level: Very low. Commerzbank AG (Broker) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aberdeen Asset Managers Ltd.	188,179	-81,811	22,449,755	0.03	0.04	09-30-16		0	Activism Threat Level: Very low. Aberdeen Asset Managers Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Artemis Investment Management LLP	183,739	6,636	21,920,063	0.09	0.04	09-30-16		0	Activism Threat Level: Very low. Artemis Investment Management LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cornerstone Capital Management Holdings LLC	182,312	54,186	21,749,822	0.14	0.04	09-30-16		0	Activism Threat Level: Very low. Cornerstone Capital Management Holdings LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Polaris Capital Management LLC	182,226	-800	21,739,562	0.54	0.04	09-30-16		0	Activism Threat Level: Very low. Polaris Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Madison Investment Advisors LLC	181,805	486	21,689,337	0.41	0.04	09-30-16		0	Activism Threat Level: Very low. Madison Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Arizona State Retirement System	180,744	-10,000	21,562,759	0.31	0.04	09-30-16		0	Activism Threat Level: Very low. Arizona State Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Vanguard Investments Australia Ltd.	177,874	2,024	21,220,368	0.08	0.04	10-31-16		0	Activism Threat Level: Very low. Vanguard Investments Australia Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Advisors Asset Management, Inc.	177,554	10,508	21,182,192	0.34	0.04	09-30-16		0	Activism Threat Level: Very low. Advisors Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Martingale Asset Management LP	175,771	-17,805	20,969,480	0.30	0.04	09-30-16		0	Activism Threat Level: Very low. Martingale Asset Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
C. S. McKee LP	173,470	-177,403	20,694,971	1.12	0.04	09-30-16		0	Activism Threat Level: Very low. C. S. McKee LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Comerica Bank (Investment Management)	172,530	6,110	20,582,829	0.17	0.04	09-30-16		0	Activism Threat Level: Very low. Comerica Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
D. A. Davidson & Co.	171,515	9,738	20,461,740	0.49	0.04	09-30-16		0	Activism Threat Level: Very low. D. A. Davidson & Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
David Vaughan Investments, Inc.	168,024	415	20,045,263	1.04	0.04	09-30-16		0	Activism Threat Level: Very low. David Vaughan Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Clark Capital Management Group, Inc.	165,939	24,739	19,796,523	1.08	0.04	09-30-16		0	Activism Threat Level: Very low. Clark Capital Management Group, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Strategic Advisers, Inc.	165,684	17,001	19,766,101	0.07	0.04	09-30-16		0	Activism Threat Level: Very low. Strategic Advisers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Chicago Equity Partners LLC	163,590	-6,970	19,516,287	0.51	0.04	09-30-16		0	Activism Threat Level: Very low. Chicago Equity Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Michigan Department of Treasury (Investment Manageme	163,053	2,800	19,452,223	0.15	0.04	09-30-16		0	Activism Threat Level: Very low. Michigan Department of Treasury (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pennsylvania Trust Co.	162,768	-138	19,418,222	1.53	0.04	09-30-16		0	Activism Threat Level: Very low. Pennsylvania Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
I. G. Investment Management Ltd.	160,997	72,169	19,206,942	0.06	0.03	09-30-16		0	Activism Threat Level: Very low. I. G. Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
MetLife Investment Advisors LLC	159,143	2,521	18,985,760	0.20	0.03	09-30-16		0	Activism Threat Level: Very low. MetLife Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

Levin Capital Strategies LP	158,523	0	18,911,794	0.30	0.03	09-30-16		2	Activism Threat Level: Low. Levin Capital Strategies LP has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Barometer Capital Management, Inc.	158,350	-49,350	18,891,155	1.62	0.03	09-30-16		0	Activism Threat Level: Very low. Barometer Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SunAmerica Asset Management LLC	156,468	1,871	18,666,632	0.07	0.03	09-30-16		0	Activism Threat Level: Very low. SunAmerica Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Toron AMI International Asset Management	152,403	3,521	18,181,678	0.95	0.03	09-30-16		0	Activism Threat Level: Very low. Toron AMI International Asset Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Electron Capital Partners LLC	146,583	146,583	17,487,352	4.60	0.03	09-30-16		0	Activism Threat Level: Very low. Electron Capital Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Bollard Group LLC	145,859	1,731	17,400,979	1.16	0.03	09-30-16		0	Activism Threat Level: Very low. The Bollard Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Canada Pension Plan Investment Board	144,376	130,711	17,224,057	0.03	0.03	09-30-16		0	Activism Threat Level: Very low. Canada Pension Plan Investment Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Boston Private Wealth LLC	143,948	-7,572	17,172,996	0.67	0.03	09-30-16		0	Activism Threat Level: Very low. Boston Private Wealth LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Texas Permanent School Fund	143,843	-5,869	17,160,470	0.22	0.03	09-30-16		0	Activism Threat Level: Very low. Texas Permanent School Fund has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Janney Montgomery Scott LLC (Investment Management)	143,329	143,329	17,099,150	0.29	0.03	09-30-16		0	Activism Threat Level: Very low. Janney Montgomery Scott LLC (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Securities LLC	143,140	120,681	17,076,602	0.05	0.03	09-30-16		0	Activism Threat Level: Very low. JPMorgan Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Gulf International Bank (UK) Ltd.	139,594	200	16,653,564	0.21	0.03	09-30-16		0	Activism Threat Level: Very low. Gulf International Bank (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Forsta AP-fonden	138,889	72,302	16,569,458	0.13	0.03	09-30-16		0	Activism Threat Level: Very low. Forsta AP-fonden has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Invesco Investment Advisers LLC	138,188	-4,268	16,485,828	0.18	0.03	09-30-16		0	Activism Threat Level: Very low. Invesco Investment Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Investment Management (Australia) Ltd.	137,974	-59,622	16,460,298	0.12	0.03	09-30-16		0	Activism Threat Level: Very low. BlackRock Investment Management (Australia) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nationwide Fund Advisors	137,749	2,141	16,433,456	0.07	0.03	09-30-16		0	Activism Threat Level: Very low. Nationwide Fund Advisors has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fideuram Asset Management (Ireland) Ltd.	132,800	88,898	15,843,040	0.20	0.03	10-31-16		0	Activism Threat Level: Very low. Fideuram Asset Management (Ireland) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Piedmont Investment Advisors LLC	131,790	26,114	15,722,547	0.32	0.03	09-30-16		0	Activism Threat Level: Very low. Piedmont Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The First National Bank of Omaha (Investment Manageme	131,295	-8,016	15,663,494	1.16	0.03	09-30-16		0	Activism Threat Level: Very low. The First National Bank of Omaha (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Raymond James Financial Services Advisors, Inc.	128,996	-24,007	15,389,223	0.13	0.03	09-30-16		0	Activism Threat Level: Very low. Raymond James Financial Services Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Macquarie Capital Investment Management LLC	128,100	8,400	15,282,330	3.09	0.03	08-31-16		0	Activism Threat Level: Very low. Macquarie Capital Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
HighTower Advisors LLC	127,932	473	15,262,288	0.17	0.03	09-30-16		0	Activism Threat Level: Very low. HighTower Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SEI Investments Management Corp.	125,662	9,302	14,991,477	0.06	0.03	09-30-16		0	Activism Threat Level: Very low. SEI Investments Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Andra AP-fonden	125,200	-2,700	14,936,360	0.10	0.03	09-30-16		0	Activism Threat Level: Very low. Andra AP-fonden has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ameriprise Financial Services, Inc. (Private Banking)	124,732	1,915	14,880,528	0.07	0.03	09-30-16		0	Activism Threat Level: Very low. Ameriprise Financial Services, Inc. (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Calamos Advisors LLC	123,903	-104,781	14,781,628	0.09	0.03	09-30-16		0	Activism Threat Level: Very low. Calamos Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Invesco Advisers, Inc.	123,763	13,292	14,764,926	0.01	0.03	09-30-16		0	Activism Threat Level: Very low. Invesco Advisers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ACTIAM NV	121,919	12,911	14,544,937	0.08	0.03	11-30-16		0	Activism Threat Level: Very low. ACTIAM NV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stacey Braun Associates, Inc.	121,142	-8,680	14,452,241	0.89	0.03	09-30-16		0	Activism Threat Level: Very low. Stacey Braun Associates, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Oregon Investment Council	120,477	13,037	14,372,906	0.29	0.03	09-30-16		0	Activism Threat Level: Very low. The Oregon Investment Council has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Madison Asset Management LLC	120,250	-1,000	14,345,825	0.41	0.03	10-31-16		0	Activism Threat Level: Very low. Madison Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BMO Asset Management Corp.	120,181	12,637	14,337,593	0.04	0.03	09-30-16		0	Activism Threat Level: Very low. BMO Asset Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Neville, Rodie & Shaw, Inc.	119,573	-4,550	14,265,059	1.63	0.03	09-30-16		0	Activism Threat Level: Very low. Neville, Rodie & Shaw, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ExxonMobil Investment Management, Inc.	119,260	-185	14,227,718	0.28	0.03	09-30-16		0	Activism Threat Level: Very low. ExxonMobil Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nippon Life Global Investors Americas, Inc.	119,210	8,650	14,221,753	1.29	0.03	09-30-16		0	Activism Threat Level: Very low. Nippon Life Global Investors Americas, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Welch Group LLC	118,156	-5,256	14,096,011	2.79	0.03	09-30-16		0	Activism Threat Level: Very low. The Welch Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Picton Mahoney Asset Management	117,150	-650	13,975,995	0.64	0.03	09-30-16		0	Activism Threat Level: Very low. Picton Mahoney Asset Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Allianz Global Investors U.S. LLC	116,692	1,982	13,921,356	0.03	0.03	09-30-16		0	Activism Threat Level: Very low. Allianz Global Investors U.S. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aviva Investors France SA	115,018	3,197	13,721,647	0.32	0.03	09-30-16		0	Activism Threat Level: Very low. Aviva Investors France SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Hartford Investment Management Co.	114,744	2,401	13,688,959	0.26	0.03	09-30-16		0	Activism Threat Level: Very low. Hartford Investment Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Federated Equity Management Company of Pennsylvania	113,862	-280	13,583,737	0.07	0.02	09-30-16		0	Activism Threat Level: Very low. Federated Equity Management Company of Pennsylvania has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
KCM Investment Advisors LLC	113,476	2,851	13,537,687	0.89	0.02	09-30-16		0	Activism Threat Level: Very low. KCM Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wilmington Trust Investment Management LLC	111,982	-293	13,359,453	0.18	0.02	09-30-16		0	Activism Threat Level: Very low. Wilmington Trust Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Adams Diversified Equity Fund, Inc. (Mutual Fund Ma	111,800	0	13,337,740	0.82	0.02	09-30-16		0	Activism Threat Level: Very low. The Adams Diversified Equity Fund, Inc. (Mutual Fund Manager) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fjarde AP-fonden	110,386	3,193	13,169,050	0.09	0.02	09-30-16		0	Activism Threat Level: Very low. Fjarde AP-fonden has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Swisscanto Fondsleitung AG	110,150	39,550	13,140,895	0.06	0.02	09-30-16		0	Activism Threat Level: Very low. Swisscanto Fondsleitung AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Winton Capital Management Ltd.	109,251	109,251	13,033,644	0.21	0.02	09-30-16		0	Activism Threat Level: Very low. Winton Capital Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Dearborn Partners LLC	106,731	-969	12,733,008	1.06	0.02	09-30-16		0	Activism Threat Level: Very low. Dearborn Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aberdeen Asset Investments Ltd.	106,723	42,412	12,732,054	0.03	0.02	05-31-16		0	Activism Threat Level: Very low. Aberdeen Asset Investments Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
London Capital Management	106,673	39,193	12,726,089	0.24	0.02	06-30-16		0	Activism Threat Level: Very low. London Capital Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Street Global Advisors France SA	106,611	-4,001	12,718,692	0.11	0.02	09-30-16		0	Activism Threat Level: Very low. State Street Global Advisors France SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Envestnet Asset Management, Inc.	105,602	-57,679	12,598,319	0.05	0.02	09-30-16		0	Activism Threat Level: Very low. Envestnet Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Public Sector Pension Investment Board	104,757	17,300	12,497,510	0.12	0.02	09-30-16		0	Activism Threat Level: Very low. The Public Sector Pension Investment Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fiera Capital Corp. (Investment Management)	104,672	-625	12,487,370	0.05	0.02	09-30-16		0	Activism Threat Level: Very low. Fiera Capital Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Jyske Bank A/S (Investment Mgmt)	104,200	25,400	12,431,060	0.14	0.02	09-30-16		0	Activism Threat Level: Very low. Jyske Bank A/S (Investment Mgmt) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Lebenthal Asset Management LLC	103,588	-1,210	12,358,048	1.52	0.02	09-30-16		0	Activism Threat Level: Very low. Lebenthal Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Macquarie Investment Management Global Ltd.	102,342	16,085	12,209,401	4.72	0.02	09-30-16		0	Activism Threat Level: Very low. Macquarie Investment Management Global Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Acadian Asset Management LLC	100,078	205	11,939,305	0.03	0.02	09-30-16		0	Activism Threat Level: Very low. Acadian Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Robert W. Baird & Co., Inc. (Private Wealth Management)	99,624	34,136	11,885,143	0.10	0.02	09-30-16		0	Activism Threat Level: Very low. Robert W. Baird & Co., Inc. (Private Wealth Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Teachers Retirement System of the State of Kentucky	99,510	0	11,871,543	0.14	0.02	09-30-16		0	Activism Threat Level: Very low. Teachers Retirement System of the State of Kentucky has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Jacobs Levy Equity Management, Inc.	99,400	-28,170	11,858,420	0.20	0.02	09-30-16		0	Activism Threat Level: Very low. Jacobs Levy Equity Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fischer, Francis, Trees & Watts, Inc.	99,125	-82	11,825,613	0.16	0.02	09-30-16		0	Activism Threat Level: Very low. Fischer, Francis, Trees & Watts, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Greenleaf Asset Management, Inc.	97,366	279	11,615,764	0.33	0.02	09-30-16		0	Activism Threat Level: Very low. Greenleaf Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Meiji Yasuda Asset Management Co. Ltd.	95,869	4,120	11,437,172	0.46	0.02	09-30-16		0	Activism Threat Level: Very low. Meiji Yasuda Asset Management Co. Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Citizens Investment Advisors	95,605	-63	11,405,677	1.04	0.02	09-30-16		0	Activism Threat Level: Very low. Citizens Investment Advisors has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
New Mexico Educational Retirement Board	93,316	39,558	11,132,599	0.27	0.02	09-30-16		0	Activism Threat Level: Very low. New Mexico Educational Retirement Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AXA Investment Managers (Paris) SA	93,051	16,616	11,100,984	0.07	0.02	09-30-16		0	Activism Threat Level: Very low. AXA Investment Managers (Paris) SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Avalon Advisors LLC	92,968	-51,896	11,091,082	0.40	0.02	09-30-16		0	Activism Threat Level: Very low. Avalon Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Reilly Financial Advisors LLC	92,499	-238	11,035,131	1.90	0.02	09-30-16		0	Activism Threat Level: Very low. Reilly Financial Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
La Banque Postale Asset Management SA	91,614	0	10,929,550	0.07	0.02	10-31-16		0	Activism Threat Level: Very low. La Banque Postale Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Natixis Asset Management SA	90,635	8,377	10,812,756	0.03	0.02	09-30-16		0	Activism Threat Level: Very low. Natixis Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
MAI Capital Management LLC	90,600	-3,791	10,808,580	0.84	0.02	09-30-16		0	Activism Threat Level: Very low. MAI Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Vontobel Asset Management AG	90,497	2,840	10,796,292	0.08	0.02	11-30-16		0	Activism Threat Level: Very low. Vontobel Asset Management AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Copley Financial Services Corp.	90,000	0	10,737,000	10.00	0.02	10-31-16		0	Activism Threat Level: Very low. Copley Financial Services Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Meyer Handelman Co. LLC	89,900	-2,500	10,725,070	0.47	0.02	09-30-16		0	Activism Threat Level: Very low. Meyer Handelman Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Northern Trust Global Investments Ltd.	89,451	20,003	10,671,504	0.07	0.02	06-30-16		0	Activism Threat Level: Very low. Northern Trust Global Investments Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Covea Finance SAS	89,335	0	10,657,666	0.15	0.02	09-30-16		0	Activism Threat Level: Very low. Covea Finance SAS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
MUFG Union Bank, NA	89,154	2,119	10,636,072	0.15	0.02	09-30-16		0	Activism Threat Level: Very low. MUFG Union Bank, NA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Argent Capital Management LLC	86,970	-66,491	10,375,521	0.42	0.02	09-30-16		0	Activism Threat Level: Very low. Argent Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Badgley, Phelps & Bell, Inc.	86,114	-700	10,273,400	0.88	0.02	09-30-16		0	Activism Threat Level: Very low. Badgley, Phelps & Bell, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Utah Retirement Systems	84,422	0	10,071,545	0.25	0.02	09-30-16		0	Activism Threat Level: Very low. Utah Retirement Systems has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Quantitative Investment Management LLC	84,200	26,500	10,045,060	0.32	0.02	09-30-16		0	Activism Threat Level: Very low. Quantitative Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
GAM Investment Management (Switzerland) AG	83,481	-8,887	9,959,283	0.10	0.02	09-30-16		0	Activism Threat Level: Very low. GAM Investment Management (Switzerland) AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Guardians of New Zealand Superannuation	83,381	-7,884	9,947,353	0.10	0.02	06-30-15		0	Activism Threat Level: Very low. Guardians of New Zealand Superannuation has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tiverton Asset Management LLC	82,622	-155,155	9,856,805	0.76	0.02	09-30-16		0	Activism Threat Level: Very low. Tiverton Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sentry Investments, Inc.	82,411	11,600	9,831,632	0.08	0.02	09-30-16		2	Activism Threat Level: Low. Sentry Investments, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
J. M. Forbes & Co. LLP	82,183	-360	9,804,432	2.65	0.02	09-30-16		0	Activism Threat Level: Very low. J. M. Forbes & Co. LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Daiwa SB Investments Ltd.	82,100	-1,410	9,794,530	0.13	0.02	09-30-16		0	Activism Threat Level: Very low. Daiwa SB Investments Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Greystone Managed Investments, Inc.	81,804	-550	9,759,217	0.40	0.02	09-30-16		2	Activism Threat Level: Low. Greystone Managed Investments, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Cardinal Capital Management, Inc.	81,738	-220	9,751,343	1.04	0.02	09-30-16		0	Activism Threat Level: Very low. Cardinal Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Oppenheimer & Co., Inc. (Wealth Management)	81,272	3,327	9,695,750	0.27	0.02	09-30-16		0	Activism Threat Level: Very low. Oppenheimer & Co., Inc. (Wealth Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Shell Asset Management Company BV	80,361	-11,806	9,587,067	0.20	0.02	09-30-16		0	Activism Threat Level: Very low. Shell Asset Management Company BV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Creative Planning, Inc.	80,360	32,078	9,586,948	0.06	0.02	09-30-16		0	Activism Threat Level: Very low. Creative Planning, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fiduciary Trust Co.	79,319	-233	9,462,757	0.32	0.02	09-30-16		0	Activism Threat Level: Very low. Fiduciary Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pinnacle Associates Ltd.	78,739	-2,814	9,393,563	0.18	0.02	09-30-16		0	Activism Threat Level: Very low. Pinnacle Associates Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Daiwa Asset Management Co. Ltd.	78,512	6,350	9,366,482	0.02	0.02	09-30-16		0	Activism Threat Level: Very low. Daiwa Asset Management Co. Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
American Century Investment Management, Inc.	78,476	-141,929	9,362,187	0.01	0.02	09-30-16		0	Activism Threat Level: Very low. American Century Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SEB Investment Management AB	77,672	-4,800	9,266,270	0.03	0.02	09-30-16		0	Activism Threat Level: Very low. SEB Investment Management AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Dai-ichi Life Insurance Co., Ltd. (Investment Portfolio)	77,046	-123,088	9,191,588	0.27	0.02	09-30-16		0	Activism Threat Level: Very low. The Dai-ichi Life Insurance Co., Ltd. (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NISA Investment Advisors LLC	77,010	10,399	9,187,293	0.11	0.02	09-30-16		0	Activism Threat Level: Very low. NISA Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nordea Investment Management AB (Norway)	75,969	-12,905	9,063,102	0.16	0.02	10-31-16		0	Activism Threat Level: Very low. Nordea Investment Management AB (Norway) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TCW Asset Management Co. LLC	75,409	-6,190	8,996,294	0.07	0.02	09-30-16		0	Activism Threat Level: Very low. TCW Asset Management Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	74,840	848	8,928,412	0.03	0.02	09-30-16		0	Activism Threat Level: Very low. Mitsubishi UFJ Kokusai Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Point72 Asset Management LP	74,600	-4,918	8,899,780	0.07	0.02	09-30-16		0	Activism Threat Level: Very low. Point72 Asset Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capstone Asset Management Co.	73,040	5,796	8,713,672	0.24	0.02	09-30-16		0	Activism Threat Level: Very low. Capstone Asset Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Abner, Herrman & Brock LLC	72,533	-2,194	8,653,187	1.73	0.02	09-30-16		0	Activism Threat Level: Very low. Abner, Herrman & Brock LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
KBC Asset Management NV	71,868	8,775	8,573,852	0.06	0.02	09-30-16		0	Activism Threat Level: Very low. KBC Asset Management NV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
GW&K Investment Management LLC	70,019	10,583	8,353,267	0.15	0.02	09-30-16		0	Activism Threat Level: Very low. GW&K Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tewksbury Capital Management Ltd.	69,528	69,528	8,294,690	0.33	0.02	09-30-16		0	Activism Threat Level: Very low. Tewksbury Capital Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Boston Financial Management, Inc.	68,601	-620	8,184,099	0.66	0.02	09-30-16		0	Activism Threat Level: Very low. Boston Financial Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Johnson Investment Counsel, Inc.	68,587	-3,015	8,182,429	0.25	0.02	09-30-16		0	Activism Threat Level: Very low. Johnson Investment Counsel, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Libbie Agran Financial Services & Seminars	67,671	-265	8,073,150	2.23	0.01	09-30-16		0	Activism Threat Level: Very low. Libbie Agran Financial Services & Seminars has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mutual of America Capital Management LLC	66,726	13,004	7,960,412	0.15	0.01	09-30-16		0	Activism Threat Level: Very low. Mutual of America Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Copeland Capital Management LLC	66,101	-69,285	7,885,849	0.48	0.01	09-30-16		0	Activism Threat Level: Very low. Copeland Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bainco International Investors LLC	66,016	1,570	7,875,709	1.40	0.01	09-30-16		0	Activism Threat Level: Very low. Bainco International Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Trust Company of Vermont	64,796	230	7,730,163	0.94	0.01	09-30-16		0	Activism Threat Level: Very low. Trust Company of Vermont has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Zweig Advisers LLC	63,930	63,930	7,626,849	4.27	0.01	09-30-16		0	Activism Threat Level: Very low. Zweig Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sampension Administrationsselskab A/S	63,484	51,190	7,573,641	0.14	0.01	12-31-15		0	Activism Threat Level: Very low. Sampension Administrationsselskab A/S has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bryn Mawr Trust Co.	63,453	10,186	7,569,943	0.46	0.01	09-30-16		0	Activism Threat Level: Very low. Bryn Mawr Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BB&T Securities LLC	63,339	-646	7,556,343	0.11	0.01	09-30-16		0	Activism Threat Level: Very low. BB&T Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mason Street Advisors LLC	63,185	1,031	7,537,971	0.20	0.01	09-30-16		0	Activism Threat Level: Very low. Mason Street Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Peapack-Gladstone Bank (Investment Management)	62,793	-573	7,491,205	0.48	0.01	09-30-16		0	Activism Threat Level: Very low. Peapack-Gladstone Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nomura Asset Management Co., Ltd.	62,733	1,295	7,484,047	0.01	0.01	09-30-16		0	Activism Threat Level: Very low. Nomura Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Northwestern Mutual Life Insurance Co. (Invt Port)	62,092	-85,856	7,407,576	0.06	0.01	09-30-16		0	Activism Threat Level: Very low. The Northwestern Mutual Life Insurance Co. (Invt Port) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Turtle Creek Management LLC	61,478	0	7,334,325	0.48	0.01	09-30-16		0	Activism Threat Level: Very low. Turtle Creek Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Verition Fund Management LLC	60,900	59,289	7,265,370	0.87	0.01	09-30-16		0	Activism Threat Level: Very low. Verition Fund Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sumitomo Mitsui Asset Management Co., Ltd.	60,794	2,369	7,252,724	0.06	0.01	09-30-16		0	Activism Threat Level: Very low. Sumitomo Mitsui Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sumitomo Mitsui Trust Asset Management Co., Ltd.	60,440	2,764	7,210,492	0.04	0.01	02-08-16		0	Activism Threat Level: Very low. Sumitomo Mitsui Trust Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

BCC Risparmio & Previdenza SGRpA	60,300	0	7,193,790	2.53	0.01	06-30-16	0	Activism Threat Level: Very low. BCC Risparmio & Previdenza SGRpA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
GAMCO Asset Management, Inc.	59,677	-4,850	7,119,466	0.04	0.01	09-30-16	5	Activism Threat Level: Very High. GAMCO Asset Management, Inc. is designated a SharkWatch50 activist based upon the frequency of their activism and the severity of the tactics employed. GAMCO Asset Management, Inc. has been involved in 550 activist campaigns against 485 different companies (campaigns include all 13D filings whether activist or routine.) Source: FactSet SharkWatch
Golden Capital Management LLC	59,455	-20,521	7,092,982	0.09	0.01	09-30-16	0	Activism Threat Level: Very low. Golden Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Callahan Advisors LLC	59,272	1,106	7,071,150	1.70	0.01	09-30-16	0	Activism Threat Level: Very low. Callahan Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Norinchukin Bank (Investment Management)	58,881	-4,981	7,024,503	0.16	0.01	09-30-16	0	Activism Threat Level: Very low. The Norinchukin Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
WesBanco Bank, Inc.	58,150	-10,580	6,937,295	0.39	0.01	09-30-16	0	Activism Threat Level: Very low. WesBanco Bank, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Los Angeles Capital Management & Equity Research, Inc	57,621	-18,527	6,874,185	0.05	0.01	09-30-16	0	Activism Threat Level: Very low. Los Angeles Capital Management & Equity Research, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NNIP Advisors BV	57,191	2,338	6,822,886	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. NNIP Advisors BV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Estabrook Capital Management LLC	57,045	-3,970	6,805,469	0.93	0.01	09-30-16	0	Activism Threat Level: Very low. Estabrook Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
FineMark National Bank & Trust	56,808	2,077	6,777,194	0.66	0.01	09-30-16	0	Activism Threat Level: Very low. FineMark National Bank & Trust has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
F&C Asset Managers Ltd.	56,132	6,110	6,696,548	0.05	0.01	09-30-16	2	Activism Threat Level: Low. F&C Asset Managers Ltd. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
BP Investment Management Ltd.	56,000	0	6,680,800	0.10	0.01	09-30-16	0	Activism Threat Level: Very low. BP Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Patten & Patten, Inc.	55,919	-1,432	6,671,137	0.82	0.01	09-30-16	0	Activism Threat Level: Very low. Patten & Patten, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Allstate Investment Management Co.	55,882	-9,516	6,666,723	0.46	0.01	09-30-16	0	Activism Threat Level: Very low. Allstate Investment Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Commerce Bank (Investment Management)	55,869	460	6,665,172	0.10	0.01	09-30-16	0	Activism Threat Level: Very low. Commerce Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
CTC myCFO LLC	54,631	5,568	6,517,478	0.17	0.01	09-30-16	0	Activism Threat Level: Very low. CTC myCFO LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
FIAM LLC	54,200	54,200	6,466,060	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. FIAM LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Henderson Global Investors Ltd.	54,163	0	6,461,646	0.01	0.01	09-30-16	0	Activism Threat Level: Very low. Henderson Global Investors Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
3 Banken-Generali Investment-Gesellschaft mbH	53,291	53,291	6,357,616	0.37	0.01	09-30-16	0	Activism Threat Level: Very low. 3 Banken-Generali Investment-Gesellschaft mbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deutsche Bank Securities, Inc.	53,274	-31,498	6,355,588	0.07	0.01	09-30-16	2	Activism Threat Level: Low. Deutsche Bank Securities, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
DNB Asset Management AS	53,232	-1,600	6,350,578	0.05	0.01	09-30-16	0	Activism Threat Level: Very low. DNB Asset Management AS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ProFund Advisors LLC	52,536	-4,751	6,267,545	0.29	0.01	09-30-16	0	Activism Threat Level: Very low. ProFund Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Paradigm Asset Management Co. LLC	52,350	52,350	6,245,355	1.04	0.01	09-30-16	0	Activism Threat Level: Very low. Paradigm Asset Management Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SunTrust Investment Services, Inc.	51,559	-1,400	6,150,989	0.28	0.01	09-30-16	0	Activism Threat Level: Very low. SunTrust Investment Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fulton Breakefield Broenniman LLC	51,390	671	6,130,827	1.23	0.01	09-30-16	0	Activism Threat Level: Very low. Fulton Breakefield Broenniman LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Edgemoor Investment Advisors, Inc.	51,336	-1,400	6,124,385	0.89	0.01	09-30-16	0	Activism Threat Level: Very low. Edgemoor Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NGAM Advisors LP	51,268	1,582	6,116,272	0.08	0.01	09-30-16	0	Activism Threat Level: Very low. NGAM Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Kentucky Retirement Systems	50,812	-7,060	6,061,872	0.27	0.01	09-30-16	0	Activism Threat Level: Very low. Kentucky Retirement Systems has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
People's Securities, Inc.	50,761	-1,618	6,055,787	0.31	0.01	09-30-16	0	Activism Threat Level: Very low. People's Securities, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Penobscot Investment Management Co., Inc.	50,680	780	6,046,124	2.06	0.01	09-30-16	0	Activism Threat Level: Very low. Penobscot Investment Management Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
American National Registered Investment Advisor, Inc.	50,286	0	5,999,120	0.30	0.01	09-30-16	0	Activism Threat Level: Very low. American National Registered Investment Advisor, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Neptune Investment Management Ltd.	50,000	50,000	5,965,000	0.12	0.01	02-29-16	0	Activism Threat Level: Very low. Neptune Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Farmers Trust Co.	49,772	-3,847	5,937,800	1.95	0.01	09-30-16	0	Activism Threat Level: Very low. Farmers Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Zurich Life Assurance Plc	49,230	-41,698	5,873,139	0.18	0.01	09-30-16	0	Activism Threat Level: Very low. Zurich Life Assurance Plc has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Miller/Howard Investments, Inc.	48,552	-10,551	5,792,254	0.11	0.01	09-30-16	3	Activism Threat Level: Medium. Miller/Howard Investments, Inc. has been involved in 8 activist campaigns against 5 different companies. Source: FactSet SharkWatch
F.L. Putnam Investment Management Co.	48,390	-2,528	5,772,927	0.64	0.01	09-30-16	0	Activism Threat Level: Very low. F.L. Putnam Investment Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bank of the West (San Francisco, CA Investment Manage	48,187	3,149	5,748,709	0.77	0.01	09-30-16	0	Activism Threat Level: Very low. Bank of the West (San Francisco, CA Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
MFS Investment Management Canada Ltd.	48,141	-1,008	5,743,221	0.19	0.01	10-31-16	0	Activism Threat Level: Very low. MFS Investment Management Canada Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Woodstock Corp.	48,132	-1,461	5,742,148	1.14	0.01	09-30-16	0	Activism Threat Level: Very low. Woodstock Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
World Asset Management, Inc.	47,769	1,419	5,698,842	0.19	0.01	09-30-16	0	Activism Threat Level: Very low. World Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Central Trust & Investment Co.	47,665	813	5,686,435	0.40	0.01	09-30-16	0	Activism Threat Level: Very low. Central Trust & Investment Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Two Sigma Securities LLC	47,541	47,541	5,671,641	1.86	0.01	09-30-16	0	Activism Threat Level: Very low. Two Sigma Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cullinan Associates, Inc.	47,485	-3,600	5,664,961	0.47	0.01	09-30-16	0	Activism Threat Level: Very low. Cullinan Associates, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bessemer Investment Management LLC	46,132	14,110	5,503,548	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. Bessemer Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NS Partners Ltd.	45,963	-73	5,483,386	0.57	0.01	09-30-16	0	Activism Threat Level: Very low. NS Partners Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Frost Investment Advisors LLC	45,929	-840	5,479,330	0.19	0.01	09-30-16	0	Activism Threat Level: Very low. Frost Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Advantus Capital Management, Inc.	45,901	1,007	5,475,989	0.15	0.01	09-30-16	0	Activism Threat Level: Very low. Advantus Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Barclays Capital Securities Ltd.	45,516	-26,715	5,430,059	0.25	0.01	09-30-16	0	Activism Threat Level: Very low. Barclays Capital Securities Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
J.J.B. Hilliard, W.L. Lyons LLC (Investment Management)	45,236	66	5,396,655	0.12	0.01	09-30-16	0	Activism Threat Level: Very low. J.J.B. Hilliard, W.L. Lyons LLC (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BNP Paribas Arbitrage SNC	45,008	-108,189	5,369,454	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. BNP Paribas Arbitrage SNC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
William Blair & Co. LLC (Investment Management)	44,810	-327	5,345,833	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. William Blair & Co. LLC (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
John G. Ullman & Associates, Inc.	44,760	-1,975	5,339,868	1.05	0.01	09-30-16	0	Activism Threat Level: Very low. John G. Ullman & Associates, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Beacon Trust Co.	44,730	-496	5,336,289	0.87	0.01	09-30-16	0	Activism Threat Level: Very low. Beacon Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Brown Advisory LLC	44,486	4,388	5,307,180	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. Brown Advisory LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deere & Co. (Pension Fund & Investments)	44,424	1,539	5,299,783	0.27	0.01	09-30-16	0	Activism Threat Level: Very low. Deere & Co. (Pension Fund & Investments) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Veritable LP	44,316	2,723	5,286,899	0.13	0.01	09-30-16	0	Activism Threat Level: Very low. Veritable LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mirova SA (Investment Management)	44,019	-18,341	5,251,467	0.14	0.01	06-30-16	0	Activism Threat Level: Very low. Mirova SA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
KCG Americas LLC	43,511	-2,108	5,190,862	0.17	0.01	09-30-16	0	Activism Threat Level: Very low. KCG Americas LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
IBM Retirement Fund	43,503	-16,996	5,189,908	0.23	0.01	09-30-16	0	Activism Threat Level: Very low. IBM Retirement Fund has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TPH Asset Management LLC	43,385	-27,670	5,175,831	0.50	0.01	09-30-16	0	Activism Threat Level: Very low. TPH Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Commerce Investment Advisors, Inc.	43,000	0	5,129,900	1.04	0.01	11-30-16	0	Activism Threat Level: Very low. Commerce Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tower Wealth Managers, Inc.	42,996	-1,136	5,129,423	0.70	0.01	09-30-16	0	Activism Threat Level: Very low. Tower Wealth Managers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Palisade Capital Management LLC	42,775	0	5,103,058	0.17	0.01	09-30-16	0	Activism Threat Level: Very low. Palisade Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Cape Cod Five Cents Savings Bank	42,656	-341	5,088,861	0.89	0.01	09-30-16	0	Activism Threat Level: Very low. The Cape Cod Five Cents Savings Bank has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Citadel Advisors LLC	42,507	-98,342	5,071,085	0.01	0.01	09-30-16	3	Activism Threat Level: Medium. Citadel Advisors LLC has been involved in 5 activist campaigns against 5 different companies. Source: FactSet SharkWatch
CIBC Asset Management, Inc.	42,452	-3,627	5,064,524	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. CIBC Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
LPL Financial LLC	42,191	-1,950	5,033,386	0.04	0.01	09-30-16	0	Activism Threat Level: Very low. LPL Financial LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Dekabank Deutsche Girozentrale Luxembourg SA	41,000	-4,500	4,891,300	0.13	0.01	04-30-16	0	Activism Threat Level: Very low. Dekabank Deutsche Girozentrale Luxembourg SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mediolanum Asset Management Ltd.	40,769	0	4,863,742	0.11	0.01	09-30-16	0	Activism Threat Level: Very low. Mediolanum Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Boston Family Office LLC	40,663	-3,125	4,851,096	0.61	0.01	09-30-16	0	Activism Threat Level: Very low. The Boston Family Office LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
CPR Asset Management SA	40,660	-2,200	4,850,738	0.08	0.01	09-30-16	0	Activism Threat Level: Very low. CPR Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pineno Levin & Ford Asset Management, Inc.	40,284	-49	4,805,881	2.31	0.01	09-30-16	0	Activism Threat Level: Very low. Pineno Levin & Ford Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Private Counsel (USA), Inc.	40,246	-1,374	4,801,348	0.14	0.01	09-30-16	0	Activism Threat Level: Very low. RBC Private Counsel (USA), Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
P. J. Schmidt Investment Management, Inc.	40,017	739	4,774,028	1.72	0.01	09-30-16	0	Activism Threat Level: Very low. P. J. Schmidt Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Skandia Investment Management AB	39,692	0	4,735,256	0.08	0.01	06-30-16	0	Activism Threat Level: Very low. Skandia Investment Management AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cambridge Trust Co.	39,194	-13,365	4,675,844	0.33	0.01	09-30-16	0	Activism Threat Level: Very low. Cambridge Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Franklin Templeton Institutional LLC	39,110	-730	4,665,823	0.07	0.01	09-30-16	0	Activism Threat Level: Very low. Franklin Templeton Institutional LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
THEAM SAS	38,971	15,133	4,649,240	0.01	0.01	09-30-16	0	Activism Threat Level: Very low. THEAM SAS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Midwest Bank Trust Division	38,833	777	4,632,777	0.55	0.01	09-30-16	0	Activism Threat Level: Very low. First Midwest Bank Trust Division has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Asset Management (Japan) Ltd.	38,729	31	4,620,370	0.05	0.01	09-30-16	0	Activism Threat Level: Very low. JPMorgan Asset Management (Japan) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Goss Wealth Management LLC	38,677	7,461	4,614,166	1.44	0.01	09-30-16	0	Activism Threat Level: Very low. Goss Wealth Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Channing Capital Management LLC	38,571	0	4,601,520	0.16	0.01	09-30-16	0	Activism Threat Level: Very low. Channing Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bath Savings Trust Co.	38,513	117	4,594,601	1.40	0.01	09-30-16	0	Activism Threat Level: Very low. Bath Savings Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Boston Management & Research	38,394	-30,283	4,580,404	0.43	0.01	10-31-16	0	Activism Threat Level: Very low. Boston Management & Research has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ProShare Advisors LLC	38,379	-11,209	4,578,615	0.06	0.01	09-30-16	0	Activism Threat Level: Very low. ProShare Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Eagle Asset Management, Inc.	38,106	-98	4,546,046	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. Eagle Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
FIM Asset Management Ltd.	38,000	18,000	4,533,400	0.43	0.01	12-31-15	0	Activism Threat Level: Very low. FIM Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Illinois State Board of Investment	37,906	759	4,522,186	0.06	0.01	06-30-15	3	Activism Threat Level: Medium. Illinois State Board of Investment has been involved in 3 activist campaigns against 3 different companies. Source: FactSet SharkWatch
Strategic Financial Services, Inc. (New York)	37,569	185	4,481,982	0.87	0.01	09-30-16	0	Activism Threat Level: Very low. Strategic Financial Services, Inc. (New York) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cubist Systematic Strategies LLC	37,280	31,669	4,447,504	0.27	0.01	09-30-16	0	Activism Threat Level: Very low. Cubist Systematic Strategies LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ropes Wealth Advisors LLC	37,224	438	4,440,823	1.45	0.01	09-30-16	0	Activism Threat Level: Very low. Ropes Wealth Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
IFP Advisors, Inc.	37,156	164	4,432,711	0.23	0.01	09-30-16	0	Activism Threat Level: Very low. IFP Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BOKF, NA	37,034	-1,784	4,418,156	0.14	0.01	09-30-16	0	Activism Threat Level: Very low. BOKF, NA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pictet Asset Management Ltd.	36,838	8,696	4,394,773	0.05	0.01	01-12-16	0	Activism Threat Level: Very low. Pictet Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AXA Investment Managers UK Ltd.	36,215	13,144	4,320,450	0.02	0.01	12-31-15	0	Activism Threat Level: Very low. AXA Investment Managers UK Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fort Washington Investment Advisors, Inc.	36,204	2,940	4,319,137	0.08	0.01	09-30-16	0	Activism Threat Level: Very low. Fort Washington Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Niagara Bank, NA (Investment Management)	35,854	-275	4,277,382	1.17	0.01	06-30-16	0	Activism Threat Level: Very low. First Niagara Bank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fiduciary Financial Services of the Southwest, Inc.	35,522	-1,098	4,237,775	1.36	0.01	09-30-16	2	Activism Threat Level: Low. Fiduciary Financial Services of the Southwest, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Ameritas Investment Partners, Inc.	35,396	7,583	4,222,743	0.22	0.01	09-30-16	0	Activism Threat Level: Very low. Ameritas Investment Partners, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Charter Trust Co.	35,338	-528	4,215,823	0.46	0.01	09-30-16	0	Activism Threat Level: Very low. Charter Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TIAA-CREF Trust Co., FSB	35,034	383	4,179,556	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. TIAA-CREF Trust Co., FSB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wells Fargo Funds Management LLC	35,000	0	4,175,500	1.03	0.01	10-31-16	0	Activism Threat Level: Very low. Wells Fargo Funds Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ODIN Forvaltning AS	35,000	0	4,175,500	0.10	0.01	10-31-16	0	Activism Threat Level: Very low. ODIN Forvaltning AS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Summit Partners Public Asset Management LLC	35,000	-5,000	4,175,500	1.34	0.01	09-30-16	0	Activism Threat Level: Very low. Summit Partners Public Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
10-15 Associates, Inc.	34,966	-651	4,171,444	1.12	0.01	09-30-16	0	Activism Threat Level: Very low. 10-15 Associates, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Segall, Bryant & Hamill LLC	34,767	-619	4,147,703	0.10	0.01	09-30-16	0	Activism Threat Level: Very low. Segall, Bryant & Hamill LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Weiler & Eberhardt Depotverwaltung AG	34,740	1,770	4,144,482	0.73	0.01	03-31-16	0	Activism Threat Level: Very low. Weiler & Eberhardt Depotverwaltung AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Endurance Wealth Management, Inc.	34,681	-1,051	4,137,443	0.72	0.01	09-30-16	0	Activism Threat Level: Very low. Endurance Wealth Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The MassMutual Trust Co. FSB	34,568	11,334	4,123,962	0.49	0.01	06-30-16	0	Activism Threat Level: Very low. The MassMutual Trust Co. FSB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
David Wendell Associates, Inc.	34,538	-650	4,120,383	0.80	0.01	09-30-16	0	Activism Threat Level: Very low. David Wendell Associates, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
M. Kraus & Co.	33,823	-1,025	4,035,084	2.78	0.01	09-30-16	0	Activism Threat Level: Very low. M. Kraus & Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Franklin Templeton Investments Corp.	33,800	-300	4,032,340	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. Franklin Templeton Investments Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Delta Lloyd Asset Management NV	33,787	3,388	4,030,789	0.05	0.01	09-30-16	0	Activism Threat Level: Very low. Delta Lloyd Asset Management NV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cambridge Investment Research Advisors, Inc.	33,690	2,139	4,019,217	0.07	0.01	09-30-16	0	Activism Threat Level: Very low. Cambridge Investment Research Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
FirstMerit Bank, NA (Investment Management)	33,662	246	4,015,877	0.31	0.01	06-30-16	0	Activism Threat Level: Very low. FirstMerit Bank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
United Capital Financial Advisers LLC	33,575	-234	4,005,498	0.04	0.01	09-30-16	0	Activism Threat Level: Very low. United Capital Financial Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
M&R Capital Management, Inc.	33,425	-480	3,987,603	0.97	0.01	09-30-16	0	Activism Threat Level: Very low. M&R Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Whittier Trust Co.	33,354	-64	3,979,132	0.12	0.01	09-30-16	0	Activism Threat Level: Very low. Whittier Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
City National Rochdale LLC	33,165	581	3,956,585	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. City National Rochdale LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Franklin Bissett Investment Management	32,900	-1,800	3,924,970	0.03	0.01	06-30-16	0	Activism Threat Level: Very low. Franklin Bissett Investment Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stevens First Principles Investment Advisors	32,833	-455	3,916,977	2.79	0.01	09-30-16	0	Activism Threat Level: Very low. Stevens First Principles Investment Advisors has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NBT Bank, N.A.	32,794	-997	3,912,324	0.65	0.01	09-30-16	0	Activism Threat Level: Very low. NBT Bank, N.A. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Securities America Advisors, Inc.	32,707	-664	3,901,945	0.10	0.01	09-30-16	0	Activism Threat Level: Very low. Securities America Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Threadneedle Asset Management Ltd.	32,659	-4,498	3,896,219	0.01	0.01	09-30-16	0	Activism Threat Level: Very low. Threadneedle Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Delaware Management Business Trust	32,500	32,379	3,877,250	0.01	0.01	09-30-16	0	Activism Threat Level: Very low. Delaware Management Business Trust has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sentry Investment Management LLC	32,388	-3,340	3,863,888	0.16	0.01	09-30-16	0	Activism Threat Level: Very low. Sentry Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Congress Asset Management Co. LLP	32,141	941	3,834,421	0.08	0.01	09-30-16	0	Activism Threat Level: Very low. Congress Asset Management Co. LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Gyroscope Capital Management Group LLC	32,095	1,784	3,828,934	2.70	0.01	09-30-16	0	Activism Threat Level: Very low. Gyroscope Capital Management Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

E. Ohman J :or Fonder AB	32,039	2,585	3,822,253	0.00	0.01	06-30-16	0	Activism Threat Level: Very low. E. Ohman J :or Fonder AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley Investment Management, Inc.	31,885	-14,148	3,803,881	0.01	0.01	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schroder Investment Management (Hong Kong) Ltd.	31,858	911	3,800,659	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. Schroder Investment Management (Hong Kong) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cohen Capital Management, Inc. (California)	31,818	250	3,795,887	1.08	0.01	09-30-16	0	Activism Threat Level: Very low. Cohen Capital Management, Inc. (California) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First National Trust Co.	31,760	-613	3,788,968	0.54	0.01	09-30-16	0	Activism Threat Level: Very low. First National Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan International Bank Ltd.	31,670	-8,979	3,778,231	0.21	0.01	09-30-16	0	Activism Threat Level: Very low. JPMorgan International Bank Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Gateway Investment Advisers LLC	31,437	-193	3,750,434	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. Gateway Investment Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Massachusetts Mutual Life Insurance Co. (Investment Po	31,391	-4,551	3,744,946	0.21	0.01	09-30-16	0	Activism Threat Level: Very low. Massachusetts Mutual Life Insurance Co. (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Herbert Faulkner Reilly III (Investment Management)	31,376	1,123	3,743,157	2.70	0.01	09-30-16	0	Activism Threat Level: Very low. Herbert Faulkner Reilly III (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Jane Street Capital LLC	31,372	26,259	3,742,680	0.04	0.01	09-30-16	0	Activism Threat Level: Very low. Jane Street Capital LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Manulife Asset Management (Hong Kong) Ltd.	31,298	611	3,733,851	0.13	0.01	09-30-16	0	Activism Threat Level: Very low. Manulife Asset Management (Hong Kong) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
DuPont Capital Management Corp.	31,042	0	3,703,311	0.07	0.01	09-30-16	0	Activism Threat Level: Very low. DuPont Capital Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Everett Harris & Co.	30,862	-10,500	3,681,837	0.13	0.01	09-30-16	0	Activism Threat Level: Very low. Everett Harris & Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Benjamin F. Edwards & Co., Inc.	30,768	-79	3,670,622	0.64	0.01	09-30-16	0	Activism Threat Level: Very low. Benjamin F. Edwards & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Liberty Mutual Insurance Co. (Investment Portfolio)	30,754	-1,014	3,668,952	0.12	0.01	09-30-16	0	Activism Threat Level: Very low. Liberty Mutual Insurance Co. (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Kovitz Investment Group Partners LLC	30,724	-25	3,665,373	0.20	0.01	09-30-16	0	Activism Threat Level: Very low. Kovitz Investment Group Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Eurizon Capital SA	30,560	-4,253	3,645,808	0.04	0.01	09-30-16	0	Activism Threat Level: Very low. Eurizon Capital SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Xact Kapitalforvaltning AB	30,417	30,417	3,628,748	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. Xact Kapitalforvaltning AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TDAM USA, Inc.	30,372	-2,382	3,623,380	0.17	0.01	09-30-16	0	Activism Threat Level: Very low. TDAM USA, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stephens Investment Management Group LLC	30,332	1,443	3,618,608	0.06	0.01	09-30-16	0	Activism Threat Level: Very low. Stephens Investment Management Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sterling Capital Management LLC	30,282	-1,242	3,612,643	0.02	0.01	09-30-16	3	Activism Threat Level: Medium. Sterling Capital Management LLC has been involved in 3 activist campaigns against 2 different companies. Source: FactSet SharkWatch
Broadway National Bank Asset Management	30,260	-540	3,610,018	0.45	0.01	09-30-16	0	Activism Threat Level: Very low. Broadway National Bank Asset Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Boys, Arnold & Co., Inc.	30,227	0	3,606,081	0.59	0.01	09-30-16	0	Activism Threat Level: Very low. Boys, Arnold & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
CIBC World Markets, Inc.	30,112	2,225	3,592,362	0.01	0.01	09-30-16	0	Activism Threat Level: Very low. CIBC World Markets, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Opus Investment Management, Inc.	30,000	0	3,579,000	0.59	0.01	09-30-16	0	Activism Threat Level: Very low. Opus Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Seaward Management LP	29,972	-64	3,575,660	0.18	0.01	09-30-16	0	Activism Threat Level: Very low. Seaward Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Park National Bank (Newark, Ohio)	29,824	-6,153	3,558,003	0.21	0.01	09-30-16	0	Activism Threat Level: Very low. Park National Bank (Newark, Ohio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
YHB Investment Advisors, Inc.	29,795	269	3,554,544	0.83	0.01	09-30-16	0	Activism Threat Level: Very low. YHB Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Friedberg Investment Management, Inc.	29,767	-450	3,551,203	1.53	0.01	09-30-16	0	Activism Threat Level: Very low. Friedberg Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Louisiana State Employees' Retirement System	29,700	-600	3,543,210	0.17	0.01	09-30-16	0	Activism Threat Level: Very low. Louisiana State Employees' Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Novare Capital Management LLC	29,505	29,505	3,519,947	0.89	0.01	09-30-16	0	Activism Threat Level: Very low. Novare Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bradley, Foster & Sargent, Inc.	29,463	-1,173	3,514,936	0.15	0.01	09-30-16	0	Activism Threat Level: Very low. Bradley, Foster & Sargent, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley & Co. International Plc	28,756	5,695	3,430,591	0.16	0.01	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley & Co. International Plc has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Compass Bank (Investment Management)	28,662	-31,484	3,419,377	0.24	0.01	09-30-16	0	Activism Threat Level: Very low. Compass Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pittenger & Anderson, Inc.	28,515	-335	3,401,840	0.36	0.01	09-30-16	0	Activism Threat Level: Very low. Pittenger & Anderson, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
OakBrook Investments LLC	28,253	-5,175	3,370,583	0.20	0.01	09-30-16	0	Activism Threat Level: Very low. OakBrook Investments LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bridge Creek Capital Management LLC	28,104	-2,517	3,352,807	1.83	0.01	09-30-16	0	Activism Threat Level: Very low. Bridge Creek Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The de Burlo Group, Inc.	27,800	-41,900	3,316,540	0.93	0.01	09-30-16	0	Activism Threat Level: Very low. The de Burlo Group, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aull & Monroe Investment Management Corp.	27,782	0	3,314,393	1.82	0.01	09-30-16	0	Activism Threat Level: Very low. Aull & Monroe Investment Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Institutional & Family Asset Management LLC	27,574	1,938	3,289,578	1.06	0.01	09-30-16	0	Activism Threat Level: Very low. Institutional & Family Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aspiriant LLC	27,391	3,151	3,267,746	0.29	0.01	09-30-16	0	Activism Threat Level: Very low. Aspiriant LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SG Americas Securities LLC	27,316	-28,611	3,258,799	0.04	0.01	09-30-16	0	Activism Threat Level: Very low. SG Americas Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Street Global Advisors (Japan) Co. Ltd.	27,312	-2,656	3,258,322	0.06	0.01	03-31-16	0	Activism Threat Level: Very low. State Street Global Advisors (Japan) Co. Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Employees Retirement System of Texas	27,000	0	3,221,100	0.04	0.01	09-30-16	0	Activism Threat Level: Very low. Employees Retirement System of Texas has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Princeton Portfolio Strategies Group LLC	26,705	-1,542	3,185,907	0.99	0.01	09-30-16	0	Activism Threat Level: Very low. Princeton Portfolio Strategies Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
L&S Advisors, Inc.	26,692	-29,838	3,184,356	0.87	0.01	09-30-16	0	Activism Threat Level: Very low. L&S Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pennsylvania Public School Employees Retirement Syste	26,676	-10,271	3,182,447	0.06	0.01	09-30-16	0	Activism Threat Level: Very low. Pennsylvania Public School Employees Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Greenwood Capital Associates LLC	26,602	-1,659	3,173,619	0.92	0.01	09-30-16	0	Activism Threat Level: Very low. Greenwood Capital Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Chemical Bank (Investment Management)	26,573	-300	3,170,159	0.40	0.01	09-30-16	0	Activism Threat Level: Very low. Chemical Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sumitomo Life Insurance Co. (Investment Portfolio)	26,505	742	3,162,047	0.43	0.01	09-30-16	0	Activism Threat Level: Very low. Sumitomo Life Insurance Co. (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Barrington Strategic Wealth Management Group LLC	26,275	-559	3,134,608	1.73	0.01	09-30-16	0	Activism Threat Level: Very low. Barrington Strategic Wealth Management Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Beck Capital Management LLC	26,212	-1,141	3,127,092	1.56	0.01	09-30-16	0	Activism Threat Level: Very low. Beck Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Coastline Trust Co.	26,091	-200	3,112,656	0.60	0.01	09-30-16	0	Activism Threat Level: Very low. Coastline Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capital City Trust Co. (Florida)	26,033	-945	3,105,737	1.23	0.01	09-30-16	0	Activism Threat Level: Very low. Capital City Trust Co. (Florida) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Cypress Asset Management, Inc.	25,994	-50	3,101,084	0.60	0.01	09-30-16	0	Activism Threat Level: Very low. Cypress Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Reliance Trust Company of Delaware	25,790	-35,449	3,076,747	0.46	0.01	09-30-16	0	Activism Threat Level: Very low. Reliance Trust Company of Delaware has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Monarch Capital Management, Inc.	25,763	-1,264	3,073,526	1.12	0.01	09-30-16	0	Activism Threat Level: Very low. Monarch Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Asset Investment Management, Inc.	25,577	8,048	3,051,336	0.16	0.01	11-30-16	0	Activism Threat Level: Very low. First Asset Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
West Financial Services, Inc.	25,378	130	3,027,595	0.31	0.01	09-30-16	0	Activism Threat Level: Very low. West Financial Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tokio Marine Asset Management Co., Ltd.	25,169	-1,523	3,002,662	0.05	0.01	09-30-16	0	Activism Threat Level: Very low. Tokio Marine Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Parsons Capital Management, Inc.	25,115	-307	2,996,220	0.39	0.01	09-30-16	0	Activism Threat Level: Very low. Parsons Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Palo Capital, Inc.	25,086	-18,164	2,992,760	1.96	0.01	09-30-16	0	Activism Threat Level: Very low. Palo Capital, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Azimuth Capital Management LLC	24,757	-86	2,953,510	0.25	0.01	09-30-16	0	Activism Threat Level: Very low. Azimuth Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Castleton Investment Management LLC	24,725	-58,133	2,949,693	1.37	0.01	09-30-16	0	Activism Threat Level: Very low. Castleton Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Williams, Jones & Associates LLC	24,652	-180	2,940,984	0.08	0.01	09-30-16	0	Activism Threat Level: Very low. Williams, Jones & Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
USA Financial Portformulas Corp.	23,799	489	2,839,221	0.71	0.01	09-30-16	0	Activism Threat Level: Very low. USA Financial Portformulas Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
LS Investment Advisors LLC	23,781	-853	2,837,073	0.20	0.01	09-30-16	0	Activism Threat Level: Very low. LS Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Kings Point Capital Management LLC	23,709	12,425	2,828,484	0.75	0.01	09-30-16	0	Activism Threat Level: Very low. Kings Point Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Somerset Trust Co. (Private Banking)	23,559	183	2,810,589	1.61	0.01	09-30-16	0	Activism Threat Level: Very low. Somerset Trust Co. (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
GLG LLC	23,504	-3,792	2,804,027	0.22	0.01	09-30-16	0	Activism Threat Level: Very low. GLG LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
West Coast Financial LLC	23,304	-13,489	2,780,167	0.86	0.01	09-30-16	0	Activism Threat Level: Very low. West Coast Financial LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
H. M. Payson & Co.	23,178	-1,723	2,765,135	0.13	0.01	09-30-16	0	Activism Threat Level: Very low. H. M. Payson & Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Kellogg Asset Management LLC	23,113	-54	2,757,381	0.17	0.01	09-30-16	0	Activism Threat Level: Very low. Kellogg Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Trust Company of Toledo	23,054	364	2,750,342	0.77	0.01	09-30-16	0	Activism Threat Level: Very low. The Trust Company of Toledo has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SFE Investment Counsel, Inc.	22,965	0	2,739,725	1.23	0.01	09-30-16	0	Activism Threat Level: Very low. SFE Investment Counsel, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Candriam Luxembourg SA	22,834	5,879	2,724,096	0.03	0.01	09-30-16	0	Activism Threat Level: Very low. Candriam Luxembourg SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ferguson Wellman Capital Management, Inc.	22,717	-60	2,710,138	0.11	0.01	09-30-16	0	Activism Threat Level: Very low. Ferguson Wellman Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mark Sheptoff Financial Planning LLC	22,680	3	2,705,724	2.00	0.01	09-30-16	0	Activism Threat Level: Very low. Mark Sheptoff Financial Planning LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Texas Yale Capital Corp.	22,606	0	2,696,896	0.25	0.01	09-30-16	0	Activism Threat Level: Very low. Texas Yale Capital Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Dana Investment Advisors, Inc.	22,586	-11,046	2,694,510	0.12	0.01	09-30-16	0	Activism Threat Level: Very low. Dana Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Folger Nolan Fleming Douglas Capital Management, Inc.	22,334	94	2,664,446	0.42	0.01	09-30-16	0	Activism Threat Level: Very low. Folger Nolan Fleming Douglas Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
National Investment Services, Inc.	22,028	22,028	2,627,940	2.70	0.01	09-30-16	0	Activism Threat Level: Very low. National Investment Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Groupama Asset Management SA	21,897	2,165	2,612,312	0.04	0.01	06-30-16	0	Activism Threat Level: Very low. Groupama Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
R. Stewart Eads Investment Counsel, Inc.	21,876	238	2,609,807	0.88	0.01	09-30-16	0	Activism Threat Level: Very low. R. Stewart Eads Investment Counsel, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Amalgamated Bank	21,854	234	2,607,182	0.15	0.01	09-30-16	4	Activism Threat Level: High. Amalgamated Bank is designated a known activist and has been involved in 13 activist campaigns against 12 different companies. The activism is generally limited to environmental, social and governance (ESG) issues. Source: FactSet SharkWatch
The Washington Trust Co.	21,456	-1,115	2,559,701	0.16	0.01	09-30-16	0	Activism Threat Level: Very low. The Washington Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
EIC Partners AG	21,400	-32,000	2,553,020	3.09	0.01	06-30-16	0	Activism Threat Level: Very low. EIC Partners AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Candriam Belgium SA	21,376	550	2,550,157	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. Candriam Belgium SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Municipal Employees' Retirement System of Michigar	21,240	50	2,533,932	0.12	0.01	09-30-16	0	Activism Threat Level: Very low. The Municipal Employees' Retirement System of Michigan has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nissay Asset Management Corp.	21,194	-661	2,528,444	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. Nissay Asset Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
QS Investors LLC	21,073	1,190	2,514,009	0.02	0.01	09-30-16	0	Activism Threat Level: Very low. QS Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 10, 2017

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NextEra Energy, Inc.—Shareholder Proposal of Myra K. Young

Ladies and Gentlemen:

We are writing on behalf of the Company to respond to the letter submitted by the Proponent and James McRitchie on December 23, 2016, in which the Proponent objects to the Company's omission from its 2017 Proxy Materials of the Proponent's proposal requesting that the Board amend the Company's Bylaws to increase from 20 to "40 or 50" the number of shareholders who may aggregate their stock holdings to meet the minimum ownership requirement in the Company's proxy access bylaw. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our letter to the staff dated December 19, 2016.

Substantial Implementation Does Not Require Additional Action by the Company

The Proponent contends that, because the Proposal contains a numerical limit, substantial implementation "requires at least some positive movement in the direction of adopting what the proposal[] request[s]." Moreover, she argues, where a requested numerical limit is expressed as a range of values, substantial implementation requires that the "positive movement" establish a limit within the range. The Proponent's argument clarifies why the Proposal calls for an aggregation limit of "40 to 50" rather than specifying the Proponent's preferred limit, and why the Proposal expressly states that it "is worded to avoid" exclusion under Rule 14a-8(i)(10) by "explicitly specif[ying] a limit of 40 or 50 shareholders."

Rule 14a-8(i)(10) does not require that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal.

Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 25, 2015) and *ConAgra Foods, Inc.* (Jun. 20, 2005). This controlling principle does not change just because a proposal calls for a numerical limit or a "range of percentages."

The Company's proxy access bylaw contains many numerical limits. Shareholder nominations must be submitted to the Company within a period of 150 days to 120 days prior to the anniversary of the prior year's annual meeting. A shareholder will be deemed to own loaned shares for purposes of the minimum ownership requirement only if the shares can be recalled within five business days. Shareholder nominations are limited to the greater of two directors or 20% of the Board. Nominating shareholders must own at least 3% of the Company's outstanding stock, and must have continuously owned the stock for at least three years. If a shareholder were to propose an amendment to any of these numerical limits (e.g., to change the 150/120-day nomination period to 140/110), the Company would not necessarily have to make "some positive movement" toward the proposed new limit in order to be deemed to have substantially implemented it. Instead, whether the proposal would be deemed substantially implemented would depend on whether the Company's existing numerical limit already achieved the essential objective of the proposal. That determination, in turn, would depend on the nature of the numerical limit and the materiality of the proposed amendment.

The Proponent cites several no-action letters in which the staff agreed that a company could exclude a proposal seeking adoption of a bylaw allowing holders of 10% to 25% (or 0% to 25%) of the company's common stock to call a special meeting, after the company responded to the proposal by adopting a bylaw allowing holders of 25% of the common stock to call a special meeting. These letters do not, however, support the Proponent's argument that a proposal seeking a numerical limit within a range may be substantially implemented only by adoption of a limit within the range. All but one of the letters cited by the Proponent involved a company that, prior to receiving the proposal, had no bylaw allowing shareholders to call a special meeting. In the remaining letter, *Borders Group* (Mar. 11, 2008), the company had a bylaw that allowed holders of 25% of the outstanding stock to call a special meeting, subject to certain procedural requirements, and the shareholder proposal requested that the company amend its bylaws to impose "no restriction . . . compared to the standard allowed by applicable law." The staff deemed the proposal to have been substantially implemented even though the company took no new action to amend its bylaw. The letters cited by the Proponent therefore stand for the unremarkable proposition that, where a shareholder proposal requests that shareholders be given the right to call a special meeting, the company must grant shareholders that right, on some reasonable set of terms, in order to be deemed to have substantially implemented the proposal. The staff has taken the same position in the context of proxy access. *See, e.g., Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (Jul. 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12,

2016). Here, in contrast, the Company already has a proxy access bylaw, and the bylaw already has an aggregation limit.

Moreover, the special meeting letters cited by the Proponent addressed a minimum ownership requirement, not an aggregation limit. As we noted in our prior letter, the staff has taken a similar position in the proxy access context, concluding that a bylaw establishing a minimum ownership requirement of 5% of the outstanding common stock does not substantially implement a shareholder proposal calling for a 3% minimum ownership requirement. See *NVR, Inc.* (Mar. 25, 2016) and *Oshkosh Corp.* (Nov. 4, 2016). These letters, which are consistent with the special meeting letters cited by the Proponent, recognize that a minimum ownership requirement is among the most material terms of proxy access and that variations in the minimum ownership requirement can have a significant impact on the ability of shareholders to utilize proxy access.

An aggregation limit is significantly different in nature from a minimum ownership requirement. For that reason, whether a 20-shareholder aggregation limit compares favorably with a 40- or 50-shareholder aggregation limit is a fundamentally different question than whether a 5% minimum ownership requirement compares favorably with a 3% minimum ownership requirement. For the reasons set forth in our earlier letter and as explained further below, increasing the Company's aggregation limit from 20 to 40 or 50 would do little to make proxy access more usable by any of the Company's shareholders. Accordingly, the Company's aggregation limit compares favorably with the Proposal, and the Proposal has been substantially implemented.

<u>The Proposal Would Not Materially Enhance the Usability of Proxy Access</u>

The Proponent argues that the Company's aggregation limit does not compare favorably with the Proposal because a 40- or 50-shareholder aggregation limit would make it easier for public pension funds to form eligible nominating groups among themselves, without having to seek the support of any other investor. The impact of the Company's aggregation limit on any particular category of investor is, we believe, irrelevant to whether the Proposal has been substantially implemented. As mentioned in our prior letter, proxy access was designed to give shareholders with a significant, long-term stake in a company the ability to nominate and elect directors. It was not designed to ensure greater success in nominating and electing directors to any specific class of investor.

Even if the impact of the Company's aggregation limit on public pension funds were a relevant consideration, however, there is no reason to believe that implementation of the Proposal would enhance, in any significant way, the ability of public pension funds or any other shareholders to utilize proxy access. The Proponent's statements to the contrary are based on the dubious assumptions that (1) public pension funds are the most likely users of proxy access, (2) other large shareholders who might easily utilize proxy access, particularly hedge funds and large institutional investors, will not be willing to form a nominating group with public pension funds, and (3) assembling a group of 20 public pension funds that meet the minimum ownership requirement would be difficult, but assembling an eligible group of 40 or 50 public pension funds would not.

As support for her assertion that "public pension funds are the most likely users of proxy access," the Proponent notes that public pension funds submit more shareholder proposals under Rule 14a-8 than do hedge funds and "mainstream funds like Vanguard, Fidelity and BlackRock." It is not at all clear that users of Rule 14a-8 are more likely users of proxy access than any other category of investor. Rule 14a-8 has never provided a means of seeking board representation, which is a far more serious and ambitious undertaking than seeking a vote on a shareholder proposal. The vast majority of shareholder proposals fail to gain shareholder approval.[1] Most users of Rule 14a-8 are aware of this and choose to submit "losing" proposals anyway, because it is an easy and inexpensive way for a proponent to achieve some other objective (e.g., to raise awareness of a particular social cause). Utilization of proxy access is a more time-consuming process, and requires the nominating shareholder(s) to identify qualified persons willing to serve as nominees to the board and willing to make the representations, warranties and undertakings required by proxy access bylaws. Given the nature of contested elections and the publicity they receive, shareholders and their potential nominees may not be as willing to undertake potentially losing campaigns as some shareholders are to promote proposals that have very low prospects for success. A more compelling argument may be made that the most likely users of proxy access will be the investors who have demonstrated a willingness to seek board representation, in contested elections or in direct negotiations with companies (i.e., hedge funds). According to the Institute for Governance of Private and Public Organizations, in 2010 and 2011, hedge funds undertook 65 proxy contests and sought board representation at 19 companies through negotiation.[2] In addition, to date, only one shareholder has made an effort to utilize proxy access, and that shareholder was an institutional investor, not a public pension fund. There is thus no reason to believe the Proponent's speculation that utilization of proxy access will be limited to public pension funds.

There also is no reason to believe the Proponent's unfounded speculation that the only investors willing to form a group with a public pension fund would be other public pension funds. Public pension funds are no more like-minded with one another than they are with other investors, and they are no more likely to persuade each other to pursue a strategy for gaining

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[1] *See* James R. Copland, *2015 Proxy Season Wrap-Up*, PROXYMONITOR (2015), http://www.proxymonitor.org/forms/2015Finding4.aspx, noting that the percentage of shareholder proposals gaining majority approval at the 250 largest U.S. corporations over the ten-year period 2006-2015 ranged from 4% to 17%.

[2] *See CEOs and CFOs in the Cross-Hairs of Activists*, INSTITUTE FOR GOVERNANCE OF PRIVATE AND PUBLIC ORGANIZATIONS (Nov. 20, 2015), available at http://www.thecorporatecounsel.net/member/faq/shareholderdirector/11_15_igopp.pdf.

board representation or electing a particular candidate than they are to persuade any other investor. Moreover, for a proxy access candidate to be elected, a nominating shareholder or shareholder group would need the support of a broad range of investors, including institutional investors and individual investors. As discussed in our prior letter, 85 shareholders of the Company hold at least $1/20^{th}$ of the 3% of the Company's outstanding common stock required to utilize proxy access. Eighty-one of these 85 shareholders have held a substantial amount of Company stock continuously for the past three years. Any public pension fund (or other investor) wishing to utilize proxy access would merely have to combine with one or only a few of these shareholders to form a nominating group. This is true regardless of whether the aggregation limit is 20 shareholders or 50. Even if public pension funds were unwilling or unable to form nominating groups with anyone other than other public pension funds, there is no reason to believe that a group of 40 public pension funds would be materially easier to assemble than a group of 20. The Proponent cites a study by the Council of Institutional Investors for the proposition that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined." As we noted in our prior letter, even if this statement were true, it does not mean that the 40 or 50 largest public pension funds *could* meet the 3%/3-year requirement. The stockholdings of the next largest 20 or 30 public pension funds would be increasingly small relative to the holdings of the largest 20, and they would be equally likely to fail to meet the three-year minimum holding period. Accordingly, it is highly unlikely that increasing the number of public pension funds that could serve as a nominating group, as requested by the Proposal, would make proxy access more accessible to public pension funds or anyone else.

We continue to believe that the Proposal may be excluded from the 2017 Proxy Materials under Rule 14a-8(i)(10). If you have any questions or need additional information, please feel free to contact me at (202) 637-5737 or Alan.Dye@hoganlovells.com.

Sincerely,

Alan L. Dye

cc: John Chevedden
Scott Seeley, NextEra Energy, Inc.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

December 23, 2016

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the December 19, 2016, letter, submitted to the Securities and Exchange Commission (SEC) by NextEra Energy, Inc. ("NEE" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my wife's shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

2016 No-Action Decisions

SEC Staff makes a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied exclusions of proposals to amend the terms of previously adopted bylaws. See H&R Block (July 21, 2016) and most recently Microsoft (September 27, 2016).

While it can be argued that if a company adopts 90% of what is requested in a shareholder proposal, the proposal has been substantially implemented, in cases involving proposed amendments, companies argued they had substantially implemented proposals even while taking *no* action to substantively address suggested amendments to their bylaws. See *H&R Block* (July 21, 2016), *Microsoft* (September 27, 2016), *Apple* (October 27, 2016) and others.

NEE attempts to mislead Staff by implying that no-action relief granted to *Oshkosh* (Nov. 4, 2016) and *NVR* (March 25, 2016) were somehow exceptional from other cases where proponents sought to amend existing bylaws. These were not exceptions but were consistent with the Staff interpretation that

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[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors I0%"); 3M Co. (Feb. 27, 2008) (same).

“substantially implemented” requires at least some positive movement in direction of adopting what the proposals requested, unless already been implemented.

NEE’s Objections

NEE’s objections appear to rely almost entirely on the following argument:

> Given the relative insignificance of the difference between the Company’s current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14-8(i)(10), because the Company’s current aggregation limit achieves the essential objectives of the Proposal.

What are the stated objectives of the Proposal?

> …. to raise the current “shareholders and other persons whose ownership of shares of common stock of the Corporation is aggregated” from the current limit of 20 to a limitation of 40 or 50.
>
> …the Council of Institutional Investors, “highlights the most troublesome provisions” in recent proxy access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined.
>
> …to make NEE’s proxy access bylaws workable for more shareholders.

The objective of the proposal is clearly to raise the number of shareholders that can form a nominating group from 20 to 40 or 50 to avoid a problem highlighted by the Council of Institutional Investors by making NEE’s proxy access bylaws workable for more shareholders.

Refusing to consider the proposal as substantive does not make it non-substantive.

The Proposal clearly cites a study by the Council of Institutional Investors (CII) that found that public pensions would not be able to meet the 3% criterial for continuous ownership at most companies (*Proxy Access: Best Practices*, August 2015):

> We note that without the ability to aggregate holdings even CII’s largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.

> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

This is significant because public pension funds are the most likely users of proxy access. As we have seen recently with GAMCO's attempt (First Proxy Access Failed: What Needs Fixed?, CorpGov.net, 12/13/2016), hedge funds are unlikely to be participants in proxy access. Additionally, mainstream funds like Vanguard, Fidelity and BlackRock have never even filed a proxy proposal, so would also be unlikely participants in nominating proxy access candidates.

Public pensions have filed dozens, if not hundreds of proxy access proposals. Collectively, under the CII, they have endorsed policies (see *Proxy Access: Best Practices* at http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf). Additionally, CII's public pension members meet regularly and collaborate on proposals. As cited by NEE, *Following Engagement With New York City Pension Funds, CALPERS And CALSTRS, Bank Of America Adopts Proxy Access* at http://comptroller.nyc.gov/newsroom/following-engagement-with-new-york-city-pension-funds-calpers-and-calstrs-bank-of-america-adopts-proxy-access/.

In other words, proxy access is much more likely to be implemented if public pension funds can collaborate and form nominating groups within CII. Their research indicates they cannot reach the 3% criteria with a group limitation of 20. My calculations find they are much more likely to be able to do so with a group limit of 40 or 50.

NEE contends a 50-shareholder aggregation limit would create "an undue burden and expense on the Company to the detriment of other shareholders." "The Proposal would at least double the effort and expense required to process information for a 20-shareholder group." However, they neither provide any cost estimates nor do they provide any evidence, as required by Rule 14a-8(g).

Any administrative burden would fall much greater on proponents, required to document ownership. Verification by NEE would appear to be a rather simple matter of checking to see if documentation has been filed, unless they suspect banks, transfer agents and others will be providing fraudulent documents on behalf of their clients. If that is their suspicion, what is the basis?

NEE contends their largest 20 institutional shareholders own approximately 38% of the outstanding common stock. Maybe so, but how likely are any of these shareholders to participate in forming a nominating group? As far as we know, no shareholders have ever attempted to form such a group, not even public pension funds. As indicated above, CII members seem more likely than most, since they meet together, formulate policies and have cooperated on winning the right to proxy access at companies like Bank of America.

While public funds seem to be the mostly likely to form nominating groups together, it is possible they could be joined by other funds. Which of those seem most likely to join? I would argue that if a fund has been involved in more than one activism campaign, their chance of joining a nominating group at least rises somewhat. Reviewing NEE's institutional shareholders with the largest holdings in NEE, only 3 have ever been involved in more than one campaign - T. Row Price Associates, Norges Bank Investment Management, and Franklin Advisers.

NEE argues that, under their current bylaws, smaller shareholders could simply combine with up to 19 of the 85 shareholders that own at least 700,902 shares. Although 85 sounds like a lot, 9 sounds like a lot less. Only T. Row Price Associates, Norges Bank Investment Management, Franklin Advisers, Adage Capital Management LP, ClearBridge Investments LLC, New York State Common Retirement Fund, The California Public Employees Retirement System, California State Teachers' Retirement System, and Gabelli Funds LLC have ever participated in more than one activist campaign. And that includes hedge funds, which probably would not qualify under NEE's bylaws.

NEE asserts, "There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 40 holders of 0.075 of the common stock than 20 holders of 0.15% of the common stock." That is nonsense. CII studied its members and found 20 holders would not get them there at most companies. At NEE, less than 100 shareholders have 0.15% of the common stock, whereas over 150 hold 0.075%. Obviously, allowing 40 shareholders to form a group will result in a higher likelihood of a group actually forming that limiting groups to 20 members.

Another bit of faulty logic in NEE's argument is their assumption that institutional ownership is stable and that its institutional shareholders have held for three years. However, that is far from true. In the last reporting period SSgA deceased their shareholdings by 4.6 million shares, while T. Rowe Price increased their's by 5.8 million. Those are just two examples. I could provide many more. Achieving a group of 40 will be difficult; a group of 20 would be nearly impossible.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

There is a huge difference between a group of twenty, which research by the

Council of Institutional investors concludes cannot be reached by its members at most companies, and a group of 40 or 50. Bylaws with the proposed amendment could actually be implemented, while implementing the current provisions would be nearly impossible. NEE's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

Reasonable people can differ as to what constitutes substantial implementation of proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2017 Proposal recommends a change to a single substantive area with the purpose of addressing a concern raised by CII and "to make NEE's proxy access bylaws workable for more shareholders." Bylaws that specify more burdensome requirements than those requested in the Proposal cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, NEE has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that NEE may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5737
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

December 19, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NextEra Energy, Inc.--Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

On behalf of NextEra Energy, Inc. (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of shareholders (the "***2017 Proxy Materials***") a shareholder proposal (the "***Proposal***") and statement in support thereof submitted by John Chevedden on behalf of Myra K. Young (the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from the 2017 Proxy Materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent by e-mail to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the

Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2017 Proxy Materials with the Commission on or about March 27, 2017.

THE PROPOSAL

On November 24, 2016, the Company received from the Proponent, as an attachment to an e-mail, a letter submitting the Proposal for inclusion in the 2017 Proxy Materials. The Proposal reads as follows:

> Resolved: Shareholders of NextEra Energy, Inc. ("NEE" or the "Company") ask the board of directors (the "Board") to amend its bylaws on "Proxy Access for Director Nominations" to raise the current "shareholders and other persons whose ownership of shares of common stock of the Corporation is aggregated" from the current limit of 20 to a limitation of 40 or 50.

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

A. Background

On October 14, 2016, the Company's board of directors (the "***Board***") amended the Company's bylaws to add a new Section 11, which permits a shareholder, or group of up to 20 shareholders, who have owned at least 3% or more of the Company's outstanding common stock for at least three years to include in the Company's proxy statement two director nominees or, if greater, nominees for 20% of the number of directors comprising the full Board. The amended and restated bylaws of the Company (the "***Bylaws***") were described in, and filed as an exhibit to, a Current Report on Form 8-K filed with the Commission on October 19, 2016. A copy of the Bylaws also is attached to this letter as *Exhibit B*.

Because Section 11 of the Bylaws already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "aggregation limit"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission said that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management").

At one time, the staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. See Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," because that interpretation enabled proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (indicating that the staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Under the current version of Rule 14a-8(i)(10), a proposal will be deemed to have been substantially implemented if the company has already taken action to address the underlying concerns and essential objectives of the proposal. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp.* (Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Talbots Inc.* (Apr. 5, 2002); *Exxon Mobil Corp.* (Jan. 24, 2001); and *The Gap, Inc.* (Mar. 8, 1996).

Applying this standard, the staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g.*, *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g., Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (Jul. 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-person aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

C. The Company's Bylaws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access, the company responded to the shareholder's proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc.* (Jun. 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its bylaws in some respect in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, a proposed amendment will be deemed have been substantially implemented if the company's existing bylaws already achieve the essential objective of the proposal.

Here, the only requested amendment to the Bylaws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 40- or 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, approximately 89% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-person aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data from the investment research firm Morningstar, three of the Company's institutional shareholders each owned more than 4% of the outstanding common stock as of September 30, 2016. Moreover, the largest 20 institutional shareholders of the Company own approximately 38% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.7%.[1] Assuming institutional ownership has been stable for three years, the concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. For example, ten of the other largest shareholders own between 2.2% and 0.9% of the shares outstanding, and any three of those ten shareholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size

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1. *NextEra Energy Inc: Major Shareholders*, MORNINGSTAR, http://investors.morningstar.com/ownership/shareholders-major.html?t=NEE. (last visited Dec. 9, 2016)

of its holdings, could achieve the minimum required ownership in any number of ways, by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of September 30, 2016, the Company had 467,267,977 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, 14,018,040 shares. A group requiring 20 shareholders would therefore hold an average of approximately 700,902 shares per member. According to NASDAQ, as of September 30, 2016, 85 shareholders owned at least 700,902 shares. [2] There are innumerable combinations that would allow the Company's 85 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 85 shareholders, in innumerable combinations, to form a nominating group.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for *all* holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 40- or 50-shareholder limit would not double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less *materially* enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 40 holders of 0.075% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group,

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2. *NextEra Energy, Inc. Institutional Ownership*, NASDAQ, http://www.nasdaq.com/symbol/nee/institutional-holdings. (last visited Dec. 9, 2016).

without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. *See* Release No. 33-9136 (2010). While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting:

> " . . . we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009), available at http://www.sec.gov/comments/s7-10-09/s71009-576.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

The concentration of ownership of the common stock of large public companies makes it highly unlikely that increasing the aggregation limit from 20 to 40 or 50 at those companies would enhance the ability of shareholders to form nominating groups. The Proposal's supporting statement states that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined" by the Council of Institutional Investors. While this statement regarding pension funds is of little relevance to the Company given the Company's shareholder base, the statement, even if true (and we do not know whether it is or not), also does not support a conclusion that the 40 or 50 largest public pension funds (or any other category of investor) could aggregate their holdings to meet the 3%/3-year requirement. There simply is no reason to accept the assumption, implicit in the Proposal, that a 40- or 50-shareholder aggregation limit will make proxy access available to shareholders who would be unable to use it under a 20-shareholder aggregation limit. There also is no reason to believe that pension funds would be unwilling to form a nominating group, among themselves or with other shareholders. When Bank of America, for example, adopted proxy access, it did so with the public support of the New York City Pension Funds , California Public Employees' Retirement System and California Teachers' Retirement System, which are among the largest public pension funds in the U.S.[3] Bank of America's proxy access bylaw includes a 20-shareholder aggregation limit.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. Of the over 200 public companies that adopted proxy access between January 2015 and June 2016, over 90% adopted an aggregation limit of 20 shareholders or fewer.

Twenty shareholders is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation, and Blackrock, Inc., the publicly traded parent companies of some of the largest institutional shareholders in the United States. Similarly, Institutional Shareholder Services—a leading proxy advisory firm— has stated that, in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than 20 shareholders as unduly restrictive).[4]

In making its own determination regarding the appropriate terms of the Company's proxy access bylaw, the Board reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. Before adopting the Company's proxy access bylaw, the Board solicited input regarding the bylaw from the Company's largest institutional shareholders. In no case did any shareholder object to or suggest a revision of the 20-shareholder aggregation limit. In light of this, the Board concluded that the 20-shareholder aggregation limit balanced appropriately the Company's interests in

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3. *Following Engagement with New York City Pension Funds, CALPERS and CALSTRS, Bank of America Adopts Proxy Access*, NEW YORK CITY COMPTROLLER, (Mar. 20, 2015), https://comptroller.nyc.gov/newsroom/following-engagement-with-new-york-city-pension-funds-calpers-and-calstrs-bank-of-america-adopts-proxy-access/.
4. *See U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, INSTITUTIONAL SHAREHOLDER SERVICES, at 19 (Mar. 14, 2016), available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

efficiency and keeping costs low while also providing a workable proxy access bylaw that is accessible by all shareholders.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 40- or 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

The Proponent states that the Proposal "is worded to avoid" the possibility that the staff will allow exclusion of the Proposal based on substantial implementation because the Proposal "explicitly specif[ies] a limit of 40 or 50 shareholders." That conclusion, however, does not follow. The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by the proponent. Instead, the question is whether the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. The Company's proxy access bylaw compares favorably with the Proposal and achieves the essential objective of the Proposal. Accordingly, the Proposal has been substantially implemented under Rule 14a-8(i)(10).

CONCLUSION

For all of the reasons stated above, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(10). The Company requests the staff's concurrence in the Company's view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials.

In accordance with SLB 14F, Part F, please send your response to this letter by email to alan.dye@hoganlovells.com.

Very truly yours,

Alan L. Dye
alan.dye@hoganlovells.com

Enclosures
cc: John Chevedden
Scott Seeley (NextEra Energy, Inc.)

Exhibit A

Copy of the Proposal and Related Correspondence

FISMA & OMB MEMORANDM M-07-16

Mr. W. Scott Seeley
Corporate Secretary
NextEra Energy, Inc. (NEE)
700 Universe Boulevard
Juno Beach, FL 33408
PH: 561-694-4000
PH: 561-691-7721
FX: 561-694-4999
FX: 561-691-7702
Scott.Seeley@nexteraenergy.com

Dear Corporate Secretary,

I am pleased to be a shareholder in NextEra Energy, Inc. (NEE) and appreciate the leadership our company has shown. However, I also believe NextEra has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***) at ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Myra K. Young

November 23, 2016
Date

cc: Jodie Murphy <jodie.murphy@nexteraenergy.com>
PH: 561-691-7323
investors@nexteraenergy.com
cc: John Chevedden

[NEE – Rule 14a-8 Proposal, November 22, 2016]
Proposal [4] – Amend Shareholder Proxy Access

RESOLVED: Shareholders of NextEra Energy, Inc. ("NEE" or the "Company") ask the board of directors (the "Board") to amend its bylaws on "Proxy Access for Director Nominations" to raise the current "shareholders and other persons whose ownership of shares of common stock of the Corporation is aggregated" from the current limit of 20 to a limitation of 40 or 50.

SUPPORTING STATEMENT: The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis.

Proxy Access in the United States: Revisiting the Proposed SEC Rule (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion.

Public Versus Private Provision of Governance: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recent proxy access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to form nominating groups. The most common troublesome provision is limiting the number of shareholders that can form a nominating group to 20 members. Companies can thus appear to have a workable form of proxy access but that limitation makes implementation problematic and less attractive.

SEC staff members have granted "no-action" relief to several companies with bylaws limiting proxy access to groups of 20 shareholders based on "substantial implementation," even though the group of 20 limitation makes actual implementation highly unlikely. This proposal is worded to avoid that possibility by explicitly specifying a limit of 40 or 50 shareholders as the number of shareholders that can aggregate their shares to implement proxy access.

End the game-playing. Ask the Board to adopt THE provision that frightens entrenched boards and managers the most. Vote to make NEE's proxy access bylaws workable for more shareholders.

Increase Shareholder Value
Vote to Amend Shareholder Proxy Access – Proposal [4]

Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDM M-07-16

TD Ameritrade

11/27/2016

Myra K Young

FISMA & OMB MEMORANDM M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDM M-07-16***

Dear Myra K Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K Young held, and had held continuously for at least thirteen months, 100 shares of Nextera Energy Inc. (NEE) common stock in her account ending in ***FISMA & OMB MEMORANDM M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

<u>Exhibit B</u>

Copy of the Amended and Restated Bylaws of NextEra Energy, Inc.

Exhibit 3(ii)(b)

NextEra Energy, Inc.

AMENDED AND RESTATED BYLAWS

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of the Corporation shall be held at the time and place designated by the board of directors of the Corporation.

Section 2. Special Meetings. Special meetings of the shareholders may be called by the chairman of the board of directors or the president or the secretary of the Corporation and shall be called upon the written request of a majority of the entire board of directors or the holder or holders of not less than 20% of all the outstanding shares of stock of the Corporation entitled to vote on the matter or matters to be presented at the meeting. Such request shall state the purpose or purposes of the proposed meeting. No business shall be conducted at any special meeting other than the business for which the special meeting is called as set forth in the notice of the special meeting. Special meetings shall be held at the time and place designated by the chief executive officer of the Corporation.

Section 3. Place and Presiding Officer. Meetings of the shareholders may be held within or without the State of Florida.

Meetings of the shareholders may be presided over by the chairman of the board, the president or any vice president. The secretary of the Corporation, or any person chosen by the person presiding over the shareholders' meeting, shall act as secretary for the meeting.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the meeting, personally, by United States mail, or in such other manner as may be permitted by law, by or at the direction of the chairman of the board, the president, the secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder at his or her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting.

If, however, after the adjournment the board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of this Article I to each shareholder of record on the new record date entitled to vote at such meeting.

Section 6. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days (or such longer period as may from time to time be permitted by law). If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than sixty days (or such longer period as may from time to time be permitted by law) and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section 6, such determination shall apply to any adjournment thereof, unless the board of directors fixes a new record date for the adjourned meeting.

Section 7. Shareholder Quorum and Voting.

(a) **Quorum and General Voting Requirements**. A majority of the total number of shares outstanding and entitled to vote, present in person or represented by proxy thereat, shall constitute a quorum at a meeting of shareholders for the transaction of business, except as otherwise provided by the Florida Business Corporation Act or by the Corporation's Articles of Incorporation, as amended and restated from time to time (the "Charter"). If a specified item of business is required to be voted on by a class or series of shares, a majority of the total number of shares outstanding and entitled to vote of such class or series, present in person or represented by proxy thereat, shall constitute a quorum at a meeting of shareholders for the transaction of such item of business by such class or series. If, however, a quorum does not exist at a meeting, the holders of a majority of the shares present at such meeting and entitled to vote may adjourn the meeting from time to time, without notice other than by announcement at the meeting, until the requisite number of shares entitled to vote shall be present. At any such adjourned meeting at which a quorum exists, any business may be transacted which might have been transacted at the meeting as originally noticed. After a quorum has been established at a meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

For purposes of this Section 7, (1) shares entitled to vote on any item of business presented for action by shareholders at a meeting, present in person or represented by proxy thereat, shall be counted for purposes of establishing a quorum for the transaction of all business at such meeting, and (2) broker non-votes, if any, with respect to any item of business shall not count as shares entitled to vote on that item of business.

If a quorum exists, action on a matter (other than the election of directors) shall be approved by the shareholders of the Corporation if the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote on the matter favoring such action exceed the number of votes cast by such shareholders opposing such action.

(b) **Election of Directors**. If a quorum exists, a nominee for director shall be elected to the board of directors if the votes cast for such nominee's election by shareholders present in person or represented by proxy at the meeting and entitled to vote on the matter exceed the votes cast by such shareholders against such nominee's election; provided, however, that if the number of persons considered by the shareholders for election as directors exceeds the total number of directors to be elected, directors shall be elected by a plurality of the votes cast; and further provided that all persons considered for election (other than those recommended for nomination by or at the direction of the board of directors or any duly authorized committee thereof) shall have met all applicable requirements and procedures in being placed in nomination and considered for election, including without limitation the requirements set forth in these bylaws and in all applicable laws, rules and regulations.

(c) Notwithstanding the foregoing provisions of this Section 7, any item of business may require a greater or different vote (i) by express provision of the Florida Business Corporation Act or the Charter, or (ii) to the extent permitted by the Florida Business Corporation Act, by express provision of these bylaws or by action of the board of directors, in which event such greater or different vote requirement shall govern or, if so provided in such a requirement or action of the board of directors, shall apply in addition to the vote otherwise required.

Section 8. Inspectors of Election. Prior to each meeting of shareholders, the board of directors shall appoint not less than one nor more than five inspectors of election who shall have such duties and perform such functions in connection with the meeting as shall be determined by the board of directors.

Section 9. Notice of Shareholder Business and Director Nominations.

(a) (1) **General**. Nominations of persons for election to the board of directors of the Corporation and the proposal of any other business to be considered by the shareholders of the Corporation may be made at any annual meeting of shareholders, only (i) pursuant to the Corporation's notice of meeting (or any supplement thereto), (ii) by or at the direction of the board of directors (or any duly authorized committee thereof) or (iii) by any shareholder of the Corporation who (A) is a shareholder of record at the time of the giving of the notice provided for in this Section 9 and at the time of the annual meeting, (B) is entitled to vote at the annual meeting on the election of directors or proposal and (C) complies with the notice procedures set forth in this Section 9 as to such business or nomination. Clause (iii) of this Section 9(a)(1) or Article I Section 11 of these bylaws shall be the exclusive means for a shareholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and included in the Corporation's notice of meeting) before an annual meeting of shareholders.

(2) **Timely Notice**. Without qualification or limitation, for any nominations or any other business to be properly brought before an annual meeting by a shareholder of the Corporation pursuant to Section 9(a)(1)(iii) hereof, the shareholder previously must have given timely notice thereof in proper written form (as more fully described in Section 9(a)(3) hereof) to the secretary of the Corporation and any such other business must constitute a proper matter for shareholder action. To be timely, a shareholder's notice must be delivered to the secretary of the Corporation in person or by facsimile, or sent by U.S. certified mail and received by the secretary of the Corporation, at the principal executive offices of the Corporation, not earlier than the opening of business on the 120th day prior and not later than the close of business on the 90th day prior to the first anniversary of the date of the Corporation's immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such first anniversary date, notice by the shareholder to be timely must be so delivered or received not earlier than the opening of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the public announcement thereof commence a new time period (or extend any time period) for the giving of notice by a shareholder as described above.

(3) **Notice in Proper Written Form**. To be in proper written form, a shareholder's notice to the secretary of the Corporation (whether given pursuant to Section 9(a) or Section 9(b) hereof) must set forth in writing:

(A) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(i) the name and address of such shareholder as they appear on the Corporation's books, and of such beneficial owner, if any;

(ii) information about all holdings or other interests in the Corporation's securities, including without limitation:

(a) the class or series and number of shares of the Corporation which are, directly or indirectly, owned of record and/or owned beneficially by the shareholder and such beneficial owner, if any, and a representation that the shareholder and beneficial owner, if any, will notify the Corporation in writing of the class or series and number of such shares owned of record and beneficially as of the record date for the meeting, promptly following the later of the record date and the date notice of the record date is first publicly announced;

(b) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such shareholder and beneficial owner, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation;

(c) any proxy, contract, arrangement, understanding or relationship pursuant to which such shareholder and beneficial owner, if any, has a right to vote any shares of any security of the Corporation;

(d) any short interest in any security of the Corporation (for purposes hereof, a person or entity shall be deemed to have a short interest in a security if such person or entity directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);

(e) any rights to dividends on the shares of the Corporation owned beneficially by such shareholder and beneficial owner, if any, that are separated or separable from the underlying shares of the Corporation;

(f) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by (X) a general or limited partnership in which such shareholder and beneficial owner, if any, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner or (Y) a limited liability company in which such shareholder and beneficial owner, if any, is a managing member or, directly or indirectly, beneficially owns an interest in a managing member or (Z) another entity or enterprise in which such shareholder and beneficial owner, if any, serves in a similar management capacity or directly or indirectly, beneficially owns an interest in an entity or enterprise that serves in such a management capacity; and

(g) any performance-related fees (other than an asset-based fee) that such shareholder and beneficial owner, if any, is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by such shareholder's and beneficial owner's, if any, affiliates, any person or entity with whom such shareholder and beneficial owner, if any, is acting in concert or members of such shareholder's and beneficial owner's, if any, immediate family sharing the same household (which information shall be supplemented by such shareholder and beneficial owner, if any, not later than ten (10) days after the later of the record date for the annual meeting or the date on which the record date for the annual meeting is first publicly announced to disclose such ownership as of the record date);

(iii) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such annual meeting on the matter proposed and intends to appear in person or by proxy at such meeting to propose such nomination or other business;

(iv) if the shareholder intends to solicit proxies in support of such shareholder's proposal, a representation to that effect; and

(v) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(B) if the notice relates to any business that the shareholder proposes to bring before the meeting other than a nomination of a director or directors:

(i) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration), the reasons for conducting such business at the meeting, any material interest of such shareholder and beneficial owner, if any, in such business and, in the event that such business includes a proposal to amend the Charter or by-laws of the Corporation, the language of the proposed amendment; and

(ii) a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including the names of such persons) in connection with the proposal of such business by such shareholder.

(C) If the shareholder proposes to nominate a person for election to the board of directors, as to each such person whom the shareholder proposes to nominate:

(i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated by the Securities and Exchange Commission under Regulation S-K (or any successor rule or regulation) if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such “registrant”; and

(D) with respect to each nominee for election to the board of directors, include a completed and signed questionnaire, representation and agreement as required by Article 1, Section 10 hereof. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee.

(4) Notwithstanding anything in Section 9(a)(2) above to the contrary, in the event that the number of directors to be elected to the board of directors at an annual meeting of the

shareholders is increased in accordance with Article II, Section 2 and there is no public announcement naming all of the nominees for directors or specifying the size of the increased board of directors made by the Corporation at least 90 days prior to the first anniversary of the date of the immediately preceding annual meeting, a shareholder's notice required by this Section 9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary of the Corporation in person or by facsimile, or sent by U.S. certified mail and received by the secretary of the Corporation, at the principal executive offices of the Corporation, not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(5) For purposes of this Section 9, (a) an “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified, and (b) an “associate”, when used to indicate a relationship with any person, means (i) a corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its subsidiaries.

(b) **Special Meetings of Shareholders**. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the board of directors (or any duly authorized committee thereof) or (ii) provided that the board of directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who (i) is a shareholder of record at the time of the giving of notice provided for in this Section 9 and at the time of the special meeting, (ii) is entitled to vote at the meeting for the election of directors and (iii) complies with the notice procedures set forth in this Section 9 as to such nomination. In the event a special meeting of shareholders is properly called by the Corporation for the purpose of electing one or more directors to the board of directors, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the shareholder’s notice required by Sections 9(a)(2) and 9(a)(3) hereof with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 9(a)(3)(D) hereof) shall be delivered to the secretary of the Corporation in person or by facsimile, or sent by U.S. certified mail and received by the secretary of the Corporation, at the principal executive offices of the Corporation, not earlier than the opening of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made by the Corporation of the date of such special meeting and of the fact that directors are to be elected. In no event shall any adjournment or postponement of a special meeting or the public announcement thereof commence a new time period (or extend any time period) for the giving of notice by a shareholder as described above.

(c) If the notice requirements set forth in this Section 9 are satisfied by a shareholder and such shareholder's nominee or proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for the applicable meeting of shareholders and such shareholder does not appear or send a qualified representative to present such nominee or proposal at such meeting, the Corporation need not present such nominee or proposal for a vote at such meeting notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 9, to be considered a qualified representative of the shareholder, a person must be authorized by a writing executed by such shareholder or an electronic transmission (as defined in the Florida Business Corporation Act) delivered by such shareholder to the secretary of the Corporation (in the case of a writing, delivered in person or by facsimile, or sent by U.S. certified mail and received, at the principal executive offices of the Corporation) to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable printed reproduction of such writing or electronic transmission, at the meeting of shareholders.

(d) Except as otherwise provided in the Corporation’s Charter, only such persons as are nominated in accordance with the procedures set forth in this Article I, Section 9 or are chosen to fill any vacancy occurring in the board of directors in accordance with Article II, Section 3 shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article I, Section 9. Except as otherwise provided by law, the Charter or these bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Article 1, Section 9, and, if any proposed nomination or business is not in compliance with this Article 1, Section 9, to declare that such defective proposal or nomination shall be disregarded.

(e) For purposes of this Section 9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, or posted on the Corporation’s website.

(f) Notwithstanding the foregoing provisions of this Section 9, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, and all applicable rules and requirements of the NYSE or, if the Corporation's shares are not listed on the NYSE, the applicable rules and requirements of the primary securities exchange or quotation system on which the Corporation's shares are listed or quoted, in each case with respect to the matters set forth in this Section 9;

provided, however, that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 9(a)(1)(iii) or Section 9(b) hereof. Nothing in this Section 9 shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act or (ii) of the holders of any series of stock having preference over the common stock as to dividends or upon liquidation, if and to the extent provided for under law, the Charter or these bylaws.

Section 10. Submission of Questionnaire, Representation and Agreement.

To be eligible to be a nominee for initial election as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 9 of this Article I) to the secretary of the Corporation in person or by facsimile, or sent by U.S. certified mail and received by the secretary of the Corporation, at the principal executive offices of the Corporation, a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary upon written request) and a written representation and agreement (in the form provided by the secretary upon written request) that such person

(i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law,

(ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and

(iii) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, business conduct, ethics, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Section 11. Proxy Access for Director Nominations.

(a) **General**. The Corporation shall include in its proxy statement for an annual meeting of shareholders the name, together with the Required Information (as defined below), of any person nominated for election (a "Shareholder Nominee") to the board of directors by a shareholder that satisfies, or by a group of no more than twenty (20) shareholders that satisfy, the requirements of this Section 11 (an "Eligible Shareholder"), and that expressly elects at the time of providing the notice required by this Section 11 (the "Nomination Notice") to have its nominee included in the Corporation's proxy materials pursuant to this Section 11.

(b) **Timely Notice**. To be timely, a shareholder's Nomination Notice must be delivered to or mailed and received by the secretary of the Corporation at the principal executive offices of the Corporation not earlier than the opening of business on the 150th day prior to and not later than the close of business on the 120th day prior to the first anniversary of the date the Corporation commenced mailing of its proxy materials in connection with the most recent annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days earlier or more than 60 days later than such first anniversary date, to be timely the Nomination Notice must be so received on the later of the close of business on the 120th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the public announcement thereof commence a new time period (or extend any time period) for the giving of a Nomination Notice as described above.

(c) **Required Information**. For purposes of this Section 11, the "Required Information" that the Corporation will include in its proxy statement is (i) the information concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Corporation's proxy statement by the rules and regulations promulgated under the Exchange Act; and (ii) if the Eligible Shareholder so elects, a Statement (as defined below). To be timely, the Required Information must be delivered to or mailed and received by the secretary of the Corporation within the time period specified in this Section 11 for providing the Nomination Notice.

(d) **Number of Nominees**. The number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the Corporation's proxy solicitation materials pursuant to this Section 11 but either are subsequently withdrawn or that the board of directors decides to nominate as board of director nominees) appearing in the Corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (1) two or (2) twenty percent (20%) of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to this Section 11, or if such amount is not a whole number, the closest whole number below twenty percent (20%). In the event that the number of Shareholder Nominees submitted by all Eligible Shareholders pursuant to this Section 11 exceeds this maximum number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, choosing in order of the amount (largest to smallest) of shares of the common stock of the Corporation each Eligible Shareholder disclosed as owned in its respective Nomination Notice submitted to the Corporation and confirmed by the Corporation. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached. In the event that two or more Eligible Shareholders disclose ownership of the same number of shares of common stock of the Corporation, such Eligible Shareholders will choose in the order of receipt of their respective Nomination Notice by the secretary of the Corporation.

(e) (1) **Share Ownership for Eligibility to Make Nominations**. For purposes of this Section 11, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the common stock of the Corporation as to which the shareholder possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (C) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (D) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (E) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such shareholder's or any of its affiliate's full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic interest in such shares by such shareholder or affiliate. For purposes of this Section 11, the terms "affiliate" or "affiliates" shall have the meaning ascribed to them under the rules and regulations promulgated under the Exchange Act.

(2) **Shares Held by Nominees**. A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares, as set forth in Section 11(e)(1) above. A person's ownership of shares shall be deemed to continue during any period in which (A) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days' notice or (B) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the Corporation are "owned" for these purposes shall be determined by the board of directors, a committee thereof or an officer of the Corporation designated pursuant to Section 11(m) hereof, which determination shall be conclusive and binding on the Corporation and its shareholders, any Shareholder Nominee and any other person.

(f) (1) **Ownership Amount and Period of Ownership**. An Eligible Shareholder must have owned (as defined above in Section 11(e)) continuously for at least three (3) years that number of shares of common stock as shall constitute three percent (3%) or more of the outstanding common stock of the Corporation (the "Required Shares") as of both (1) a date within seven (7) days prior to the date of the Nomination Notice and (2) the record date for determining shareholders entitled to vote with respect to the election of directors at the annual meeting.

(2) **Members of the Group**. For purposes of satisfying the foregoing ownership requirement under this Section 11, (A) the shares of the common stock of the Corporation owned by one or more shareholders, or by the person or persons who own shares of the common stock of the Corporation and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares of common stock of the Corporation is aggregated for such purpose shall not exceed twenty (20), and (B) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Shareholder under this Section 11. For the avoidance of doubt, if a group of shareholders aggregates ownership of shares in order to meet the requirements under this Section 11, all shares held by each shareholder constituting their contribution to the foregoing 3% threshold must be held by that shareholder continuously for at least three (3) years, and evidence satisfactory to the Corporation of such continuous ownership shall be provided.

(3) **Additional Information Required to be Delivered**. Within the time period specified in this Section 11 for providing the Nomination Notice, an Eligible Shareholder must provide the following information in writing to the secretary of the Corporation (in a form reasonably to be specified by the secretary of the Corporation):

(A) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven days prior to the date of the Nomination Notice, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date;

(B) the written consent of each Shareholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected, together with the information and representations that would be required to be set forth in a shareholder's notice of a nomination pursuant to Section 9(a)(3) hereof;

(C) a copy of the Schedule 14N (or any successor form or schedule) that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act (or any successor rule or regulation);

(D) a representation that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder under this Section 11) (i) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (ii) has not nominated and will not nominate for election to the board of directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 11, (iii) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (or any successor rule or regulation), in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee or a nominee of the board of directors, (iv) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Corporation and (v) in the case of a nomination by a group of shareholders that together is an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination; and

(E) an undertaking that the Eligible Shareholder agrees to (i) own the Required Shares through the date of the annual meeting, (ii) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation, (iii) indemnify, defend and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Shareholder in connection with its efforts to elect the Shareholder Nominee pursuant to this Section 11, (iv) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting and (v) provide to the Corporation prior to the annual meeting such additional information as may be necessary or required with respect to (iv) above.

(g) **Eligible Shareholder Statement; Company Statement**. The Eligible Shareholder may provide to the secretary of the Corporation, at the time the information required by this Section 11 is provided, a written statement for inclusion in the Corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the Shareholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 11, the Corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation or be materially misleading or inappropriate. The Corporation may solicit against, and include in the Corporation's proxy statement its own statement relating to, any Shareholder Nominee.

(h) **Shareholder Nominee Information and Representations**. Within the time period specified in this Section 11 for delivering the Nomination Notice, a Shareholder Nominee must deliver to the secretary of the Corporation, in a form reasonably to be specified by the secretary of the Corporation, a written representation and agreement that the Shareholder Nominee (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will vote or otherwise act on any matter that has not been disclosed to the Corporation or any commitment that could interfere with the nominee's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, (3) will act as a representative of all of the shareholders of the Corporation while serving as a director, (4) will provide statements and other information in all communications with and by the Corporation that are or will be true and correct in all material respects and shall not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, and (5) will comply with all the Corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing standards of the primary U.S. securities exchange upon which the common stock of the Corporation is listed. At the request of the Corporation, the Shareholder Nominee must submit all completed and signed questionnaires required of the Corporation's directors and officers. The Corporation may request such additional information as necessary to permit the board of directors, or a committee thereof or an officer of the Corporation designated pursuant to Section 11(m) hereof, to determine if each Shareholder Nominee is independent under the listing standards of the primary U.S. securities exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the board of directors, or a committee thereof, in determining and disclosing the independence of the Corporation's directors (the "Applicable Independence Standards") and otherwise meets the criteria for non-employee directors, as set forth in the Corporation's Corporate Governance Principles & Guidelines, as amended from time to time, which determination shall be conclusive and binding on the Corporation and its shareholders, any Shareholder Nominee and any other person. If the board of directors, a committee thereof or an officer of the Corporation designated pursuant to Section 11(m) hereof determines that the Shareholder Nominee is not independent under the Applicable Independence Standards or does not meet the criteria for non-employee directors, as set forth in the Corporation's Corporate Governance Principles & Guidelines, as amended from time to time, the Shareholder Nominee will not be eligible for inclusion in the Corporation's proxy materials. In the event that any information or communication provided by an Eligible Shareholder or a Shareholder Nominee ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of circumstances under which they were made, not misleading, each Eligible

Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the secretary of the Corporation of all defects in such previously provided information and of the information that is required to correct all such defects.

(i) **Reserved.**

(j) **Disqualification of Shareholder Nominees**. The Corporation shall not be required to include, pursuant to this Section 11, any Shareholder Nominee in its proxy materials for any meeting of shareholders (1) for which the secretary of the Corporation receives a notice that a shareholder has nominated a person for election to the board of directors pursuant to the advance notice requirements for shareholder nominees for director set forth in Section 9 hereof and such shareholder does not expressly elect, at the time of providing the shareholder's notice required by Section 9 hereof, to have its nominee included in the Corporation's proxy materials pursuant to this Section 11, (2) if the Eligible Shareholder who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (or any successor rule or regulation), in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a nominee of the board of directors, (3) who is not independent under the Applicable Independence Standards, as determined by the board of directors, a committee thereof or an officer of the Corporation designated pursuant to Section 11(m) hereof, which determination shall be conclusive and binding on the Corporation and its shareholders, any Shareholder Nominee and any other person, (4) whose election as a member of the board of directors would cause the Corporation to be in violation of these Bylaws, the Charter, the listing standards of the primary U.S. securities exchange upon which the common stock of the Corporation is listed, or any applicable law, rule or regulation, (5) who is an employee or director of a competitor or significant (or potentially significant) customer, supplier, contractor, counselor or consultant, (6) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (7) who is subject to any order, judgment, decree or other disqualification of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (or any successor rule or regulation), (8) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Corporation with respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the board of directors, a committee thereof or an officer of the Corporation designated pursuant to Section 11(m) hereof, which determination shall be conclusive and binding on the Corporation and its shareholders, any Shareholder Nominee and any other person, (9) who is a director or officer of any public utility company or other entity regulated by the Federal Energy Regulatory Commission or the Public Utilities Commission of Texas , (10) whose then-current business or personal interests place the Shareholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries or affiliates, or (11) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or otherwise fails to comply with its obligations pursuant to this Section 11.

(k) **Effect of Breach of Agreements**. Notwithstanding anything to the contrary set forth in this Section 11, the board of directors, a committee thereof, an officer of the Corporation designated pursuant Section 11(m) hereof, or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, which determination shall be conclusive and binding on the Corporation and its shareholders, any Shareholder Nominee and any other person, and such nomination shall be disregarded notwithstanding that proxies may have been received by the Corporation that cast votes "for" the election of such Eligible Shareholder's Shareholder Nominee (s), if (1) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements or representations contemplated under this Section 11, as determined by the board of directors, a committee thereof, an officer of the Corporation designated pursuant to Section 11 (m) hereof or the person presiding at the annual meeting of shareholders, or (2) the Eligible Shareholder (or a qualified representative thereof) does not appear at the annual meeting of shareholders to present any nomination pursuant to this Section 11.

(l) **Obligation to File Soliciting and Communication Materials**. The Eligible Shareholder (including any person who owns shares of common stock of the Corporation that constitute part of the Eligible Shareholder's ownership for purposes of satisfying Section 11(f) hereof) shall file with the Securities and Exchange Commission any solicitation materials or other communication with the Corporation's shareholders relating to the annual meeting at which the Shareholder Nominee will be nominated, regardless of whether (1) any filing of such materials or other communication is required under Regulation 14A of the Exchange Act (or any successor regulation) or (2) any exemption from filing is available for such materials or other communication under Regulation 14A of the Exchange Act (or any such successor rule or regulation).

(m) **Authority for Implementation**. Any determination to be made with respect to the satisfaction of any term or condition of this Section 11, or the resolution of any dispute with respect thereto, shall be made by the board of directors, a committee thereof or any officer designated by the board of directors or a committee thereof and any such determination or resolution shall be final and binding on the Corporation, any Eligible Shareholder, any Shareholder Nominee and any other person so long as made in good faith (without any further requirements). The person presiding at the annual meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a Shareholder Nominee has been nominated in accordance with the provisions of this Section 11 and, if not so nominated, shall direct and declare at the meeting that such Shareholder Nominee shall not be considered for election as a director at the meeting.

ARTICLE II. DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the board of directors.

Section 2. Number. The number of directors of the Corporation shall not be less than three nor more than sixteen. The authorized number of directors, within the limits above specified, shall be determined by the affirmative vote of a majority of the entire board of directors given at a regular or special meeting thereof. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

At each annual meeting the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director so elected shall hold office for the term of which he or she is elected and until his or her successor shall have been elected and qualified or until his or her earlier resignation, retirement, removal from office or death. No person who shall have attained the age of 72 years by the date of election shall be eligible for election as a director of the Corporation, provided, however, that the board of directors is authorized, in circumstances it deems appropriate and by unanimous approval of all of the directors then in office (except the director whose qualification is the subject of the action), to render a director then in office (the "Affected Director") eligible for election as a director of the Corporation until either the date of election next following the Affected Director's 73rd birthday or the date of election next following the Affected Director's 74th birthday, and no director who shall have attained the age of 70 years by the date of election shall be eligible for election as chairman of the board of directors; provided, however, that these limitations shall not be applied in a manner which would cause the involuntary retirement of an employee of the Corporation.

Section 3. Vacancies. Any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, shall be filled only by a majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders.

Section 4. Removal. A director may be removed by the majority vote of the entire board of directors. A director may also be removed by shareholders.

Notwithstanding the foregoing, and except as otherwise provided by law, in the event that holders of any class or series of Preferred Stock are entitled, voting separately as a class, to elect one or more directors, only the holders of that class or series may participate in a vote with respect to the removal by shareholders of a director so elected.

Section 5. Quorum and Voting. A majority of the number of directors fixed by, or in the manner provided in, these bylaws shall constitute a quorum for the transaction of business; provided, however, that whenever, for any reason, a vacancy occurs in the board of directors, the quorum shall consist of a majority of the remaining directors until the vacancy has been filled. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 6. Executive and Other Committees. The board of directors, by resolution adopted by a majority of the entire board of directors, may designate from among its members an executive committee and one or more other committees. Each committee of the board of directors shall have such powers and functions as may be delegated to it by resolution adopted by the entire board of directors, except as prohibited by law.

The board of directors, by resolution adopted in accordance with this Section 6, shall designate a chairman for each committee it establishes who shall preside at all meetings of the committee and who shall have such additional duties as shall from time to time be designated by the board of directors.

The board of directors, by resolution adopted in accordance with this Section 6, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 7. Meetings. Regular meetings of the board of directors shall be held without notice at the location of and immediately after the adjournment of the annual meeting of shareholders in each year, and at such other time and place, as may be determined by the board of directors. Notice of the time and place of special meetings of the board of directors shall be given to each director either by personal delivery, e-mail, facsimile, reputable overnight delivery service, telegram, cablegram, or by telephone at least two days prior to the meeting. Notice may also be given through the postal service if mailed at least five days prior to the meeting.

Notice of a meeting of the board of directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Except as otherwise provided in the Charter, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the board of directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of adjournment, to the other directors.

Meetings of the board of directors may be called by the chairman of the board, the president, or by any two directors. Regular meetings of committees shall be held on the schedule approved by the Board. Special meetings of committees may be called by the chairman of the board, the chairman of such committee or any two members of such committee.

Members of the board of directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Meetings of the board of directors shall be presided over by the chairman of the board, or if such position is vacant or such person is absent, by the lead director (if such a position shall have been duly established by the board of directors), or, if such position is vacant or such person is absent, by the chief executive officer designated as such by the board of directors pursuant to Article III, Section 1 of these bylaws. If none of the chairman of the board, the lead director or the chief executive officer is present, the directors shall elect a chairman for the meeting from one of their members present.

Section 8. Action Without a Meeting. Any action required to be taken at a meeting of the directors or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent shall have the same effect as a unanimous vote.

ARTICLE III. OFFICERS

Section 1. Types. The officers of the Corporation shall consist of a chairman of the board, a president, a secretary, a treasurer and such vice presidents and other officers as may be appointed by the board of directors or by a duly appointed officer authorized by these bylaws or by resolution of the board of directors to appoint officers.

The chief executive officer of the Corporation shall be either the chairman of the board or the president as determined by the board of directors.

The chief executive officer of the Corporation shall have the authority to appoint one or more assistant treasurers, assistant controllers and assistant secretaries.

Section 2. Appointment and Term. The officers of the Corporation shall be appointed by the board of directors or by a duly appointed officer authorized to appoint officers. Each officer shall hold office until the first board of directors meeting immediately following the annual shareholders' meeting next occurring after his or her appointment to office and until his or her successor shall have been appointed or until his or her earlier resignation, retirement, removal from office or death.

Section 3. Duties. All officers of the Corporation shall have such authority and shall perform such duties as generally pertain to their respective offices and shall have such additional authority and perform such additional duties as may from time to time be determined by resolution of the board of directors.

Section 4. Removal of Officers. Any officer may be removed by the board of directors at any time with or without cause. Any officer appointed by the chief executive officer may be removed by the chief executive officer at any time with or without cause.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; provided, however, the appointment of any officer shall not of itself create contract rights.

ARTICLE IV. STOCK CERTIFICATES

Shares in the Corporation may but need not be represented by certificates. Certificates representing shares in the Corporation shall be signed by the chairman of the board, the chief executive officer, the president or a vice president and by the secretary or an assistant secretary. In addition, such certificates may be signed by a transfer agent or a registrar (other than the Corporation itself) and may be sealed with the seal of the Corporation or a facsimile thereof. Any or all of the signatures on such certificates may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of its issuance.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of Florida; the name of the person or persons to whom issued; and the number and class of shares and the designation of the series, if any, which such certificate represents.

The board of directors of the Corporation may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates. Any such authorization shall not affect shares already represented by certificates until they are surrendered to the Corporation.

ARTICLE V. DIVIDENDS

The board of directors of the Corporation may, from time to time, declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by the Charter.

ARTICLE VI. INDEMNIFICATION/ADVANCEMENT OF EXPENSES

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or was or is called as a witness or was or is otherwise involved in any Proceeding in connection with his or her status as an Indemnified Person, shall be indemnified and held harmless by the Corporation to the fullest extent permitted under the Florida Business Corporation Act (the "Act"), as the same now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the Act permitted the Corporation to provide prior to such amendment). Such indemnification shall cover all expenses incurred by an Indemnified Person (including, but not limited to, attorneys' fees and other expenses of litigation) and all liabilities and losses (including, but not limited to, judgments, fines, ERISA or other excise taxes or penalties and amounts paid or to be paid in settlement) incurred by such person in connection therewith.

Notwithstanding the foregoing, except with respect to indemnification specified in Section 3 of this Article VI, the Corporation shall indemnify an Indemnified Person in connection with a Proceeding (or part thereof) initiated by such person only if authorization for such Proceeding (or part thereof) was not denied by the board of directors of the Corporation prior to 60 days after receipt of notice thereof from such person.

For purposes of this Article VI:

(i) a "Proceeding" is an action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeal therefrom;

(ii) an "Indemnified Person" is a person who is, or who was (whether at the time the facts or circumstances underlying the Proceeding occurred or were alleged to have occurred or at any other time), (A) a director or officer of the Corporation, (B) a director, officer or other employee of the Corporation serving as a trustee or fiduciary of an employee benefit plan of the Corporation, (C) an agent or non-officer employee of the Corporation as to whom the Corporation has agreed to grant such indemnity, or (D) serving at the request of the Corporation in any capacity with any entity or enterprise other than the Corporation and as to whom the Corporation has agreed to grant such indemnity.

Section 2. Expenses. Expenses, including attorneys' fees, incurred by an Indemnified Person in defending or otherwise being involved in a Proceeding in connection with his or her status as an Indemnified Person shall be paid by the Corporation in advance of the final disposition of such Proceeding, including any appeal therefrom, (i) in the case of (A) a director or officer, or former director or officer, of the Corporation or (B) a director, officer or other employee, or former director, officer or other employee, of the Corporation serving as a trustee or fiduciary of any employee benefit plan of the Corporation, upon receipt of an undertaking ("Undertaking") by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation; or (ii) in the case of any other Indemnified Person, upon such terms and as the board of directors, the chairman of the board or the president of the Corporation deems appropriate.

Notwithstanding the foregoing, in connection with a Proceeding (or part thereof) initiated by such person, except a Proceeding authorized by Section 3 of this Article VI, the Corporation shall pay said expenses in advance of final disposition only if authorization for such Proceeding (or part thereof) was not denied by the board of directors of the Corporation prior to 60 days after receipt of a request for such advancement accompanied by an Undertaking.

A person to whom expenses are advanced pursuant to this Section 2 shall not be obligated to repay such expenses pursuant to an Undertaking until the final determination of any pending Proceeding in a court of competent jurisdiction concerning the right of such person to be indemnified or the obligation of such person to repay pursuant to such Undertaking.

Section 3. Protection of Rights. If a claim for indemnification under Section 1 of this Article VI is not promptly paid in full by the Corporation after a written claim has been received by the Corporation or if expenses pursuant to Section 2 of this Article VI have not been promptly advanced after a written request for such advancement accompanied by an Undertaking has been received by the Corporation (in each case, except if authorization thereof was denied by the board of directors of the Corporation as provided in Article VI, Section 1 and Section 2, as applicable), the Indemnified Person may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or the advancement of expenses. If successful, in whole or in part, in such suit, such Indemnified Person shall also be entitled to be paid the reasonable expense thereof. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required Undertaking has been tendered to the Corporation) that indemnification of the Indemnified Person is prohibited by law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its shareholders) to have made a determination, if required, prior to the commencement of such action that indemnification of the Indemnified Person is proper in the circumstances, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its shareholders) that indemnification of the Indemnified Person is prohibited, shall be a defense to the action or create a presumption that indemnification of the Indemnified Person is prohibited.

Section 4. Miscellaneous.

(i) **Power to Request Service and to Grant Indemnification.** The chairman of the board or the president or the board of directors may request any director, officer, agent or employee of the Corporation to serve as its representative in the position of a director or officer (or in a substantially similar capacity) of an entity or enterprise other than the Corporation, and may grant to such person indemnification by the Corporation as described in Section 1 of this Article VI.

(ii) **Non-Exclusivity of Rights.** The rights conferred on any person by this Article VI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Charter, bylaw, agreement, vote of shareholders or disinterested directors or otherwise. The board of directors shall have the authority, by resolution, to provide for such indemnification of employees or agents of the Corporation or others and for such other indemnification of directors, officers, employees or agents as it shall deem appropriate.

(iii) **Insurance Contracts and Funding.** The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of or person serving in any other capacity with, the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including serving as a trustee or fiduciary of any employee benefit plan) against any expenses, liabilities or losses, whether or not the Corporation would have the power to indemnify such person against such expenses, liabilities or losses under the Act. The Corporation may enter into contracts with any director, officer, agent or employee of the Corporation in furtherance of the provisions of this Article VI, and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect the advancing of expenses and indemnification as provided in this Article VI.

(iv) **Contractual Nature.** The provisions of this Article VI shall continue in effect as to a person who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the heirs, executors and administrators of such person. This Article VI shall be deemed to be a contract between the Corporation and each person who, at any time that this Article VI is in effect, serves or served in any capacity which entitles him or her to indemnification hereunder and any repeal or other modification of this Article VI or any repeal or modification of the Act, or any other applicable law shall not limit any rights of indemnification with respect to Proceedings in connection with which he or she is an Indemnified Person, or advancement of expenses in connection with such Proceedings, then existing or arising out of events, acts or omissions occurring prior to such repeal or modification, including without limitation, the right to indemnification for Proceedings, and advancement of expenses with respect to such Proceedings, commenced after such repeal or modification to enforce this Article VI with regard to Proceedings arising out of acts, omissions or events arising prior to such repeal or modification.

(v) **Savings Clause.** If this Article VI or any portion hereof shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, the

Corporation shall nevertheless (A) indemnify each Indemnified Person as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and (B) advance expenses in accordance with Section 2 of this Article VI, in each case with respect to any Proceeding in connection with which he or she is an Indemnified Person, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VI that shall not have been invalidated or held to be unenforceable and as permitted by applicable law.

ARTICLE VII. ACTION WITH RESPECT TO SECURITIES OF OTHER CORPORATIONS

Unless otherwise directed by the board of directors, the chief executive officer or his or her designee shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of shareholders of or with respect to any action of shareholders of any other corporation in which the Corporation may hold securities and to otherwise exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VIII. AMENDMENT

The power to adopt, alter, amend or repeal bylaws shall be vested in the board of directors. Bylaws adopted by the board of directors may be repealed or changed, and new bylaws may be adopted by shareholders, only if such repeal, change or adoption is approved by the affirmative vote of the holders of at least a majority of the then outstanding Voting Stock (as defined in the Charter), voting together as a single class.

ARTICLE IX. CONTINUING EFFECT OF BYLAW PROVISIONS

Any provisions contained in these bylaws which, at the time of its adoption, was authorized or permitted by applicable law shall continue to remain in full force and effect until such time as such provision is specifically amended in accordance with these bylaws, notwithstanding any subsequent modification of such law (except to the extent such bylaw provision expressly provides for its modification by or as a result of any such subsequently enacted law).

(Amended and restated effective October 14, 2016)